Exhibit 2.1

Execution Version

SECURITIES PURCHASE AGREEMENT

by and among

APPLIED INDUSTRIAL TECHNOLOGIES, INC.,

LOR, INC.,

and

HYDRADYNE, LLC

Dated as of November 21, 2024

TABLE OF CONTENTS

PAGE

ARTICLE I THE TRANSACTIONS		1

1.1	Purchase of the Company Securities	1

ARTICLE II CLOSING; PAYMENTS FOR SECURITIES		1

2.1	Closing	1
2.2	Deliveries at Closing	1
2.3	Estimated Closing Statement	3
2.4	Payments at the Closing	3
2.5	Post-Closing Purchase Consideration Adjustment	4
2.6	Preparation of Closing Statement; Cooperation	6

ARTICLE III REPRESENTATIONS AND WARRANTIES REGARDING THE TARGET COMPANIES		6

3.1	Organization	6
3.2	Power and Authority	7
3.3	Authorization of Governmental Authorities	7
3.4	No Conflicts	7
3.5	Capitalization of the Company	7
3.6	Subsidiaries	8
3.7	Financial Statements	8
3.8	Real Property	9
3.9	Absence of Certain Changes and Events	10
3.10	Taxes	12
3.11	Employees and Employee Benefits	13
3.12	Compliance with Laws; Permits	15
3.13	Legal Proceedings; Orders	15
3.14	No Undisclosed Liabilities	15
3.15	Contracts	16
3.16	Environmental Matters	18
3.17	Employment and Labor Matters	18
3.18	Intellectual Property	20
3.19	Material Customers and Suppliers	21
3.20	Title to Properties	22
3.21	Insurance	22
3.22	Bank Accounts	22
3.23	Accounts Receivable	22
3.24	Products; Inventory	23
3.25	Related Party Transactions	23
3.26	Anti-Corruption & Trade Control Laws	24
3.27	Government Contracts	24
3.28	Brokers and Finders	25

ARTICLE IV REPRESENTATIONS AND WARRANTIES REGARDING SELLER		25

4.1	Organization	25
4.2	Power and Authority	26
4.3	Authorization of Governmental Authorities	26

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4.4	No Conflicts	26
4.5	Litigation	26
4.6	Brokers or Finders	26

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PURCHASER		26

5.1	Organization	26
5.2	Power and Authority	27
5.3	Authorization of Governmental Authorities	27
5.4	No Conflicts	27
5.5	Litigation	27
5.6	Brokers or Finders	27
5.7	Investment Representations	27
5.8	Available Funds	28
5.9	Solvency	28

ARTICLE VI ADDITIONAL AGREEMENTS		28

6.1	Conduct of Business	28
6.2	Regulatory Compliance	30
6.3	Confidentiality	32
6.4	Publicity	33
6.5	Employee Related Matters	33
6.6	Director and Officer Indemnification and Insurance	35
6.7	Pre-Closing Period Access	35
6.8	Preservation of Records of Purchaser	36
6.9	Preservation of Records of Seller	36
6.10	Further Assurances	37
6.11	Release	37
6.12	Exclusivity	38
6.13	Non-Competition; Non-Solicitation	38
6.14	DDTC	40
6.15	R&W Insurance Policy	40

ARTICLE VII CONDITIONS TO CLOSING		40

7.1	Conditions to Obligations of Each Party	40
7.2	Conditions to Obligations of Purchaser	41
7.3	Conditions to Obligations of Seller	41
7.4	Frustration of Closing Conditions	42

ARTICLE VIII CERTAIN TAX MATTERS		42

8.1	Tax Matters	42

ARTICLE IX INDEMNIFICATION		44

9.1	Survival of Representations, Warranties and Covenants	44
9.2	Indemnification by Seller	44
9.3	Indemnification by Purchaser	45
9.4	Indemnification Claim Procedures	45
9.5	Limitations on Indemnification Liability	46
9.6	Indemnification Claims Process	47
9.7	Other Limitations	47
9.8	Certain Losses	48
9.9	Indemnification Sole and Exclusive Remedy	48

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9.10	Tax Treatment	48

ARTICLE X TERMINATION		48

10.1	Termination Events	48
10.2	Procedure upon Termination	49
10.3	Effect of Termination	49

ARTICLE XI MISCELLANEOUS		50

11.1	Defined Terms	50
11.2	Notices	62
11.3	Titles; References	63
11.4	Made Available	64
11.5	Entire Agreement	64
11.6	No Other Representations or Warranties	64
11.7	Investigation; No Additional Representations	65
11.8	Assignment	65
11.9	Amendment	66
11.10	Waiver	66
11.11	Severability	66
11.12	Governing Law	66
11.13	Waiver of Trial by Jury	66
11.14	Consent to Jurisdiction	66
11.15	Specific Performance	67
11.16	Expenses	67
11.17	Cumulative Remedies	67
11.18	Waiver of Conflicts; Privilege	67
11.19	Non-Recourse	68
11.20	No Third-Party Beneficiaries	68
11.21	Counterparts	68

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EXHIBITS

Exhibit A	Form of Adjustment Escrow Agreement
Exhibit B	Illustrative Adjusted EBITDA Calculation

SCHEDULES

Schedule I	Agreed Accounting Principles & Illustrative Working Capital Calculation
Schedule 2.2.(a)(viii)	Consents
Schedule 2.4(c)	Indebtedness
Schedule 6.1	Conduct of Business
Schedule 8.1(f)	Closing Consideration Allocation

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SECURITIES PURCHASE AGREEMENT

This SECURITIES PURCHASE AGREEMENT (this “Agreement”), dated as of November 21, 2024, is by and among Applied Industrial Technologies, Inc., an Ohio corporation (“Purchaser”), LOR, Inc., a Georgia corporation (“Seller”), and Hydradyne, LLC, a Georgia limited liability company (the “Company”). Purchaser, Seller and the Company are each referred to herein as a “Party” and collectively as the “Parties.”

RECITALS

A. Seller owns all of the issued and outstanding membership interests (the “Company Securities”) of the Company;

B. Seller desires to sell to Purchaser all of the Company Securities, and Purchaser desires to purchase from Seller all of the Company Securities, upon the terms set forth in this Agreement; and

C. Concurrently with the execution of this Agreement, the Key Employees have entered into employment agreements with the Company that will be effective as of the Closing.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein and for other good and valuable consideration, the receipt and adequacy of which hereby are acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

THE TRANSACTIONS

1.1 Purchase of the Company Securities. On the terms of and subject to the conditions in this Agreement, at the Closing, Purchaser will purchase from Seller, and Seller will sell, assign, transfer and deliver to Purchaser, all of the Company Securities, free and clear of all Encumbrances, for the Closing Consideration.

ARTICLE II

CLOSING; PAYMENTS FOR SECURITIES

2.1 Closing. The closing of the Contemplated Transactions (the “Closing”) will occur remotely (though the electronic exchange of documents and consideration required to be delivered at the Closing) no later than two (2) Business Days following the satisfaction or waiver of all conditions precedent specified under Article VII (except for those conditions which by their terms are to be satisfied at the Closing but subject to the satisfaction or waiver of such conditions), or such other date, place and time as Purchaser and Seller may agree in writing (the date on which the Closing occurs being referred to herein as the “Closing Date”). The Closing will be effective as of 12:01 A.M. Eastern time on the Closing Date (the “Effective Time”).

2.2 Deliveries at Closing.

(a) At the Closing, Seller shall deliver (or cause to be delivered) to Purchaser:

(i) a written instrument of assignment of the Company Securities, duly executed by Seller;

(ii) a certificate of the Company dated as of the Closing Date stating that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied;

(iii) a properly completed Internal Revenue Service Form W-9, duly executed by Seller;

(iv) evidence (A) subject to Section 6.5(c), that the Target Companies have ceased to be participating employers in Employee Plans that are not Target Company Employee Plans, and (B) of tail coverage or a new policy by Seller’s or the Company’s stop-loss insurer that health claims under Seller’s Employee Plans’ incurred by Employees and their dependents prior to Closing, but not reported until after Closing (including calendar year 2024), are insured;

(v) A good standing certificate (or their equivalent) for each Target Company, dated not more than ten (10) days prior to the Closing Date, from the jurisdiction of organization, formation or incorporation of the applicable Target Company;

(vi) the Adjustment Escrow Agreement, duly executed by Seller;

(vii) a duly executed resignation letter, in form and substance reasonably acceptable to Purchaser, from each officer and director or manager, as applicable (in their capacities as such), of the Target Companies;

(viii) the written consent of each Person set forth on Schedule 2.2.(a)(viii) under each Contract that such Person has with the Target Companies that is set forth on Schedule 2.2.(a)(viii), in each case, in form and substance reasonably acceptable to Purchaser;

(ix) a certificate of the Secretary or other authorized officer of Seller certifying that attached thereto are (A) true and complete copies of the resolutions adopted by the board of directors of Seller authorizing the execution, delivery and performance of this Agreement, the Transaction Documents to which Seller is a party, and the consummation of the transactions contemplated hereby and thereby, and that such resolutions are in full force and effect, and (B) the names and signatures of the officers of Seller authorized to sign this Agreement and the Transaction Documents to which Seller is a party;

(x) a certificate of the Secretary or other authorized officer of the Company certifying that attached thereto are (A) true and complete copies of all resolutions adopted by the managers of the Company authorizing the execution, delivery and performance of this Agreement, the Transaction Documents to which the Company is a party, and the consummation of the transactions contemplated hereby and thereby, and that such resolutions are in full force and effect, (B) certified, true, correct and complete copies of the Governing Documents of the Target Companies, and (C) the names and signatures of the officers of the Company authorized to sign this Agreement and the Transaction Documents to which the Company is a party;

(xi) the Payoff Letters; and

(xii) (A) a true and complete copy of the resolutions adopted by the board of directors of Seller authorizing the termination of the Scholarship Program as it relates to the Company, and (B) evidence reasonably acceptable to Purchaser that the Company has sent a letter to all Employees notifying them of the termination of the Scholarship Program effective as of the Closing.

(b) At the Closing, Purchaser shall deliver (or cause to be delivered) to Seller:

(i) a certificate of Purchaser dated as of the Closing Date stating that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied;

(ii) a certificate of the Secretary or other authorized officer of Purchaser certifying that attached thereto are (A) true and complete copies of the resolutions adopted by the board of directors of Purchaser authorizing the execution, delivery and performance of this Agreement, the Transaction Documents to which Purchaser is a party, and the consummation of the transactions contemplated hereby and thereby, and that such resolutions are in full force and effect, and (B) the names and signatures of the officers of Purchaser authorized to sign this Agreement and the Transaction Documents to which Purchaser is a party; and

(iii) the Adjustment Escrow Agreement, duly executed by Purchaser and the Escrow Agent.

2.3 Estimated Closing Statement. No later than three (3) Business Days prior to the Closing Date, Seller shall deliver (but Seller agrees to use commercially reasonable efforts to deliver within five (5) Business Days prior to the Closing) to Purchaser a statement (the “Estimated Closing Statement”), prepared in good faith, setting forth (a) an estimate of (i) the Closing Cash (the “Estimated Closing Cash”), (ii) the Closing Indebtedness (the “Estimated Closing Indebtedness”), (iii) the Closing Selling Expenses (the “Estimated Closing Selling Expenses”), (iv) the Working Capital Surplus, if any, and (v) the Working Capital Deficit, if any, and (b) on the basis of the foregoing, an estimated calculation of the Closing Consideration (“Estimated Closing Consideration”). The Estimated Closing Statement and all of the calculations and estimates set forth therein shall be prepared in accordance with the Agreed Accounting Principles. The Estimated Closing Statement shall include a breakdown and reasonable detail in support of the foregoing amounts and calculations. The Target Companies shall provide Purchaser and its Representatives with reasonable access to the relevant work papers of the Target Companies in preparing such estimates and the Target Companies will make available during normal business hours such of its Representatives as are reasonably necessary to assist Purchaser for the purpose of facilitating Purchaser’s review of the Estimated Closing Statement. Purchaser shall have the opportunity to review and comment on the Estimated Closing Statement and, if Purchaser disagrees with any item set forth in such statement, Seller and Purchaser will work in good faith to attempt to resolve any such disagreement by mutual agreement prior to Closing, provided, that if any disagreement remains unresolved, Seller’s estimates or calculations, as applicable, will be used on the Estimated Closing Statement.

2.4 Payments at the Closing.

(a) Closing Consideration. At the Closing, Purchaser shall pay (or cause to be paid) to Seller an aggregate cash amount equal to the Estimated Closing Consideration, which amount shall be paid by wire transfer of immediately available funds to the account designated by Seller to Purchaser no less than three (3) Business Days prior to Closing.

(b) Adjustment Escrow Amount. At the Closing, Purchaser shall deposit (or cause to be deposited) with the Escrow Agent, in accordance with the Adjustment Escrow Agreement, an amount equal to Four Million Dollars ($4,000,000) (the “Adjustment Escrow Amount”).

(c) Indebtedness. At the Closing, Purchaser shall pay (or cause to be paid) to each Person set forth on Schedule 2.4(c), cash in an amount equal to the portion of Estimated Closing Indebtedness owed to such Person as specified in the applicable Payoff Letter with respect to the items described in clause (a) of the definition of Indebtedness in such amounts and to such accounts as specified in the Payoff Letters.

(d) Selling Expenses. At the Closing, Purchaser shall pay (or cause to be paid) the amount of the Estimated Closing Selling Expenses set forth on the Estimated Closing Statement (including, for the avoidance of doubt, the transaction bonuses or other compensation specified on Section 3.17(g) of the Disclosure Schedule), payable to each payee thereof by wire transfer of immediately available funds to such payee’s account as specified in instructions delivered to Purchaser by Seller pursuant to Section 2.4(e); provided that any amounts included as Estimated Closing Selling Expenses and properly treated as wages to a current or former employee of the Company will be paid to the Company, which will promptly pay such amounts to the respective recipients through its payroll system on the next regular payroll date following the Closing, less applicable withholding Taxes.

(e) At least three (3) Business Days prior to the Closing Date, Seller shall deliver to Purchaser (i) the Payoff Letters, and (ii) final invoices setting forth the total amount required to be paid to fully satisfy all Selling Expenses owed to each payee thereof as of the Closing Date and the corresponding wire instructions for such payee.

2.5 Post-Closing Purchase Consideration Adjustment.

(a) Within ninety (90) days after the Closing Date, Purchaser shall deliver, or cause to be delivered, to Seller a Closing Statement prepared in good faith and in substantially the same form as the Estimated Closing Statement (the “Closing Statement”) setting forth (i) the calculation of (A) the Closing Cash, (B) the Closing Indebtedness, (C) the Closing Selling Expenses, and (D) the Working Capital and the resulting Working Capital Surplus or Working Capital Deficit, if any, along with reasonable supporting detail to evidence the calculations of such amounts and (ii) on the basis of the foregoing, a calculation of the Closing Consideration. The Closing Statement and all the calculations set forth therein shall be prepared in accordance with the Agreed Accounting Principles. Within thirty (30) days of the Closing Date, Purchaser may conduct a physical inventory to verify the value of the Company Inventory as of the Effective Time to be included in the calculation of Working Capital reflected in the Closing Statement. Seller shall have the right to observe the taking of the physical inventory of the Company Inventory. If Purchaser does not deliver the Closing Statement to Seller within ninety (90) days after the Closing Date, then Purchaser will be deemed to have waived the right to object to any items set forth in the Estimated Closing Statement and the Estimated Closing Statement will be deemed to be the Final Statement in accordance with this Section 2.5. On or prior to the fifth (5th) Business Day following the date that Purchaser delivers the Closing Statement to Seller, to the extent there exists any Undisputed Portion of the Adjustment Escrow Funds, Purchaser and Seller shall execute and deliver to the Escrow Agent a joint written instruction instructing the Escrow Agent to release and distribute the Undisputed Portion of the Adjustment Escrow Funds to Seller.

(b) Seller shall have thirty (30) days to review the Closing Statement from the date of its receipt thereof (the “Review Period”). During the Review Period, Seller and its Representatives shall have reasonable access (including the right to make photocopies) during normal business hours to the books and records, personnel and advisors of the Target Companies to the extent reasonably required in connection with its review of the Closing Statement; provided, that such access shall not unreasonably interfere with the business operations of Purchaser or any of its Affiliates (including the Target Companies). If Seller objects to any aspect of the Closing Statement, Seller shall deliver a written notice of such objection (the “Objection Notice”) to Purchaser on or prior to the expiration of the Review Period, setting forth in reasonable detail, any items or amounts with respect to which Seller disagrees. If Seller delivers an Objection Notice to Purchaser prior to the expiration of the Review Period as provided in this Section 2.5(b), Purchaser and Seller shall, for a period of fifteen (15) Business Days thereafter (the “Resolution Period”), attempt in good faith to resolve the matters contained therein, and any written resolution, signed by each of Purchaser and Seller, as to any such matter or matters shall be final, binding, conclusive and non-appealable for all purposes hereunder. In the event Seller does not deliver an Objection Notice to Purchaser as provided in this Section 2.5(b) prior to the expiration of the Review Period, Seller shall be deemed to have agreed to the Closing Statement in its entirety, which Closing Statement or undisputed portions thereof (as the case may be) shall be final, binding, conclusive and non-appealable for all purposes hereunder.

(c) If, at the conclusion of the Resolution Period, Purchaser and Seller have not reached an agreement with respect to all disputed matters contained in the Objection Notice, then within ten (10) Business Days thereafter, Purchaser and Seller shall submit for resolution those matters remaining in dispute to Ernst & Young or, if such firm is unwilling or unable to fulfill such role, another independent certified public accounting firm in the United States mutually acceptable to Seller and Purchaser (the “Accounting Firm”). As promptly as practicable, and in any event not more than twenty (20) days following the engagement of the Accounting Firm, Seller and Purchaser shall each prepare and submit a written submission detailing its complete statement of proposed resolution of each item still in dispute to the Accounting Firm (and such presentation, and all other communications with the Accounting Firm, will be simultaneously made or delivered to the other Party). The Accounting Firm shall act as an expert (and not an arbitrator) and render a determination, based solely on the written presentations of Purchaser and Seller and not by independent review, solely of those matters submitted to it in accordance with this Section 2.5(c). Purchaser and Seller shall direct the Accounting Firm to render a resolution of all such disputed matters within thirty (30) days after its engagement or such other period agreed upon in writing by Purchaser and Seller. The resolution of the Accounting Firm shall be set forth in a written statement delivered to each of Purchaser and Seller and shall be final and binding for all purposes hereunder. For the avoidance of doubt, the Accounting Firm shall not review or make any determination with respect to any matter other than the matters that remain in dispute to the extent indicated in the Objection Notice (and that have not been thereafter resolved by written agreement of the parties). During the review by the Accounting Firm, each of Purchaser and Seller shall, and shall cause its respective Subsidiaries (including, in the case of Purchaser, the Target Companies) and its and their respective Representatives to, reasonably cooperate with the Accounting Firm. The Closing Statement, once finally determined in accordance with this Section 2.5, shall become the “Final Statement,” and the calculation of Closing Consideration as set forth in the Final Statement is referred to as the “Final Closing Consideration.”

(d) All fees and expenses relating to the work performed by the Accounting Firm shall be borne by Purchaser, on the one hand, and Seller, on the other hand, based upon the percentage which the portion of the contested amount not awarded to each Party bears to the amount actually contested by such Party, as determined by the Accounting Firm. For example, if Seller claims in an Objection Notice that a particular adjustment is $1,000 greater than the amount determined by Purchaser in the Closing Statement, and if the Accounting Firm ultimately resolves the dispute by awarding Seller $600 of the $1,000 contested, then the costs and expenses of the Accounting Firm will be allocated 60% (i.e., $600 divided by $1,000) to Purchaser and 40% (i.e. $400 divided by $1,000) to Seller. Except as previously provided in this Section 2.5(d), all other costs and expenses incurred by the Parties in connection with resolving any dispute hereunder before the Accounting Firm shall be borne by the Party incurring such cost and expense.

(e) If the Estimated Closing Consideration exceeds the Final Closing Consideration (the amount of such excess, the “Downward Adjustment Amount”), then Seller and Purchaser shall promptly execute and deliver a joint written instruction to the Escrow Agent to (i) effectuate disbursement to Purchaser from the Adjustment Escrow Funds an amount equal to the lesser of (A) the Downward Adjustment Amount and (B) the Adjustment Escrow Funds, and (ii) effectuate the disbursement of the remaining amount of the Adjustment Escrow Funds, if any, to Seller. If the Downward Adjustment Amount exceeds the amount of the Adjustment Escrow Funds, then Seller shall pay, within five (5) Business Days after the date on which the Closing Statement becomes the Final Statement, an amount equal to the amount by which the Downward Adjustment Amount exceeds the amount of the Adjustment Escrow Funds by wire transfer of immediately available funds to an account designated in writing by Purchaser.

(f) If the Final Closing Consideration exceeds the Estimated Closing Consideration (the amount of such excess, the “Upward Adjustment Amount”), then (i) Purchaser shall pay, within five (5) Business Days after the date on which the Closing Statement becomes the Final Statement, an amount equal to the Upward Adjustment Amount, by wire transfer of immediately available funds to an account designated in writing by Seller, and (ii) Seller and Purchaser shall promptly execute and deliver a joint written instruction to the Escrow Agent to effectuate the disbursement of the Adjustment Escrow Funds to Seller.

(g) If the Final Closing Consideration equals the Estimated Closing Consideration, then (i) Seller and Purchaser shall promptly execute and deliver a joint written instruction to the Escrow Agent to effectuate the disbursement of the Adjustment Escrow Funds to Seller, and (ii) no additional amounts shall be paid by or to any Party in respect of any adjustment to the Closing Consideration pursuant to this Section 2.5.

2.6 Preparation of Closing Statement; Cooperation

(a) Preparation of Closing Statement. The Closing Statement (and all calculations of Working Capital, Indebtedness, Cash, and Selling Expenses) shall be prepared and calculated in accordance with the Agreed Accounting Principles; provided that the Closing Statement shall: (i) not include any purchase accounting or other adjustment arising out of the consummation of the Contemplated Transactions, (ii) be based on facts and circumstances as they exist prior to the Closing and shall exclude the effect of any act, decision or event occurring on or after the Closing, and (iii) not reflect, directly or indirectly, any additional reserve or accrual that is not reflected on the Latest Balance Sheet, except those that (A) result from material developments occurring after the date of the Latest Balance Sheet that are not listed on Section 3.9 of the Disclosure Schedules, and (B) would be required to be reflected on the face of a balance sheet prepared in accordance with the Agreed Accounting Principles or, in the event there was no applicable methodology, principle, or procedure used in the preparation of the Latest Balance Sheet, would be required to be reflected on the face of a balance sheet prepared in accordance with GAAP.

(b) Cooperation. During the Review Period, Purchaser shall and shall cause the Target Companies to (i) reasonably cooperate with Seller and its accountants in connection with its review of the Closing Statement and the preparation of the Objection Notice, (ii) provide reasonable access to the books, records, and work papers of the Target Companies and other information reasonably requested by Seller relating to preparation of the Closing Statement and (iii) make available such of the Target Company’s and Purchaser’s Representatives as are reasonably necessary to assist Seller for the purpose of facilitating Seller’s review of the Closing Statement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES REGARDING THE TARGET COMPANIES

Except as otherwise set forth in the Disclosure Schedules, Seller represents and warrants to Purchaser as follows:

3.1 Organization. Except as set forth on Section 3.1 of the Disclosure Schedules, each Target Company is duly organized, validly existing and in good standing under the Laws of its applicable state of organization or formation and has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business in all material respects as it has been conducted, and in the same manner in which it is currently being conducted. Each Target Company is duly licensed, qualified or registered to do business as a foreign entity, and is in good standing, under the Laws of each jurisdiction where the character of its activities or the location of the properties or assets owned or leased by it requires such licensure, qualification or registration, except where the failure to be so licensed, qualified or registered, would not, reasonably be expected to be material to the business of the Target Companies as a whole.

3.2 Power and Authority.

(a) The Company has all requisite limited liability company power and authority to execute and deliver this Agreement and each of the other Transaction Documents to which the Company will be a party and to perform its obligations hereunder and thereunder and to consummate the Contemplated Transactions. This Agreement has been duly authorized, executed and delivered by the Company and, when duly executed and delivered by Purchaser, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity.

(b) Each Target Company has all requisite corporate or limited liability company, as applicable, power and authority to execute and deliver the Transaction Documents to which it is a party, to carry out its obligations under such Transaction Documents and to consummate the Contemplated Transactions. The execution and delivery of the Transaction Documents to which each Target Company is a party and the consummation of the Contemplated Transactions have been duly and validly authorized by each Target Company and no other proceedings on the part of any Target Company are necessary to approve the Transaction Documents to which any Target Company is a party or to consummate the Contemplated Transactions.

3.3 Authorization of Governmental Authorities. No Consent, Permit, Order, declaration, application, registration or filing with, or notice to, any Governmental Authority is required by or with respect to any Target Company in connection with the execution and delivery of this Agreement, any Transaction Document to which any Target Company is party and the consummation of the Contemplated Transactions, and performance by any Target Company of its obligations hereunder and thereunder, except (a) as may be required under the HSR Act, and (b) as set forth on Section 3.3 of the Disclosure Schedules.

3.4 No Conflicts. Except as set forth on Section 3.4 of the Disclosure Schedules, the execution and delivery by the Company of this Agreement, of the Transaction Documents to which any Target Company is a party, as applicable, and the performance by any Target Company of its obligations hereunder and thereunder, and the consummation of the Contemplated Transactions, does not and will not: (a) conflict with or result in a violation or breach of any provision of the Governing Documents of any Target Company, (b) result in a violation of any provision of any Law or Order applicable to any Target Company, (c) (i) require the Consent or notice of any Person under, (ii) conflict with, (iii) result in a violation or breach of, constitute a default (or an event that with notice or lapse of time or both would constitute a default) under or (iv) give rise to any right of termination, cancellation, material modification or acceleration (whether after the filing of notice or the lapse of time or both), or the loss of any material benefit or material right to which any Target Company is entitled, under any of the terms, conditions or provisions of any Material Contract or Material Permit, or (d) result in the creation or imposition of any Encumbrance (other than Permitted Encumbrances) on any property or asset of any Target Company, excluding from the foregoing clause (b), such violations which would not reasonably be expected to be material to the business of the Target Companies taken as a whole.

3.5 Capitalization of the Company. Section 3.5 of the Disclosure Schedules accurately sets forth the authorized and outstanding ownership interests of the Company, all of which are held and owned by Seller, and the number and class or series of ownership interests of the Company held by Seller as of the date of this Agreement. All of the issued and outstanding ownership interests of the Company have been duly authorized, validly issued and are fully paid and non-assessable. The Company Securities are owned by Seller, free and clear of all Encumbrances (other than Encumbrances under applicable state or federal securities Laws or as set forth in the Company’s Governing Documents). None of the Company Securities were issued in violation of any preemptive rights, Laws, agreements, arrangements or commitments (including the Company’s Governing Documents). As of the date of this Agreement, except as set forth on Section 3.5 of the Disclosure Schedules or as set forth in the Company’s Governing Documents, (a) there are no outstanding subscriptions, options, warrants, commitments, preemptive rights, rights of first refusal, deferred compensation rights, convertible securities (including convertible debt securities), restricted stock units, profit interests, equity appreciation rights, “phantom” equity rights, calls, puts, rights to subscribe, Contracts, agreements, arrangements or commitments of any kind to which the Company is a party relating to the sale or issuance of, or outstanding securities convertible into or exercisable or exchangeable for, any Company Securities or which restrict the transfer of any such Company Securities, and (b) there are no outstanding contractual obligations, commitments or arrangements (contingent or otherwise) of the Company to repurchase, redeem or otherwise acquire any Company Securities or other equity interests or any other securities of the Company or to make any investment in any other Person. Except as set forth in the Company’s Governing Documents, there are no voting trusts, equityholder agreements, proxies or other agreements or understandings in effect or to which the Company is a party or subject to, with respect to the voting or transfer of any equity securities in the Company. The Company does not have any outstanding bonds, debentures, or other Indebtedness, the holders of which have the right to vote (or are convertible or exchangeable for securities having the right to vote) with holders of equity securities of the Company on any matter.

3.6 Subsidiaries.

(a) Section 3.6(a) of the Disclosure Schedules lists (i) each Subsidiary of the Company (each a “Company Subsidiary” and collectively, the “Company Subsidiaries”), (ii) the entire authorized, issued and outstanding equity securities of each Company Subsidiary as of the date of this Agreement (all of which have been duly authorized, validly issued and are fully paid and non-assessable), and (iii) the record and beneficial owner of all of the issued and outstanding equity securities of each Company Subsidiary as of the date of this Agreement, all of which are owned by the Persons set forth on Section 3.6(a) of the Disclosure Schedules free and clear of all Encumbrances other than (x) Permitted Encumbrances, (y) restrictions under state or federal securities Laws or (z) as set forth in the applicable Governing Documents. Except as set forth in the Governing Documents of the Company Subsidiaries, there are no outstanding options, warrants, convertible securities, subscription rights, conversion rights, preemptive rights, commitments, exchange rights, exercise rights, calls, puts, or other agreements or arrangements that require any of the Company Subsidiaries to issue or sell, purchase, redeem or otherwise acquire, any of its equity securities (or securities convertible into or exercisable or exchangeable for equity interests).

(b) Except for the Company Subsidiaries and except as set forth on Section 3.6(b) of the Disclosure Schedules, the Company does not own any capital stock of, or other equity security in, or any security convertible into, or exercisable or exchangeable for, any capital stock of, or other equity security in, any other Person. No Company Subsidiary owns any capital stock of, or other equity security in, or any security convertible into, or exercisable or exchangeable for, any capital stock of, or other equity security in, any Person. No Company Subsidiary has agreed or become obligated to make, and no Company Subsidiary is bound by any Contract under which it may become obligated to make, any investment in (whether in the form of a loan, capital contribution or otherwise) any other Person.

3.7 Financial Statements.

(a) Attached to Section 3.7 of the Disclosure Schedules are true and complete copies of (a) the audited consolidated financial statements of the Company and Company Subsidiaries consisting of a balance sheet as of December 31, 2022 and December 31, 2023, and the related audited consolidated statements of income and cash flows for the fiscal year then ended, together with all related notes and schedules thereto, and the report of the Company’s independent auditor (the “Year End Financial Statements”), and (b) the unaudited consolidated financial statements of the Company and Company Subsidiaries consisting of a balance sheet as of September 30, 2024 (the “Latest Balance Sheet”), and the related consolidated statements of income and retained earnings, members’ equity and cash flows for the nine (9) month period then ended (the “Interim Financial Statements” and together with the Year End Financial Statements, including any notes and schedules thereto, the “Financial Statements”). The Financial Statements were (i) prepared in accordance with the books and records of the Target Companies and (ii) present fairly, in all material respects, the consolidated financial position of the Target Companies as of the dates thereof and the consolidated results of operations and cash flows of the Target Companies for the periods covered by said statements, in accordance with GAAP consistently applied through the periods covered thereby, except as set forth on Section 3.7 of the Disclosure Schedules, and, in the case of the Interim Financial Statements, except for year-end adjustments required by GAAP and the absence of notes.

(b) The books and records of the Target Companies are true and correct in all material respects and in reasonable detail accurately and fairly reflect actual, bona fide transactions of the Target Companies. The Target Companies maintain and comply with a system of accounting controls sufficient to provide reasonable assurances that (i) the business of the Target Companies is operated, in all material respects, in accordance with management’s authorization and applicable Law and (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity in all material respects with GAAP.

3.8 Real Property.

(a) No Target Company owns any real property.

(b) Section 3.8(b) of the Disclosure Schedule sets forth an accurate and complete list of all Contracts for the leasing, subleasing, rental, use or occupancy of real property (the “Leased Real Property”) by any Target Company (the “Real Property Leases”). The Leased Real Property listed in Section 3.8(b) of the Disclosure Schedule comprises all of each Target Company’s real property interests used in the conduct of the business and operations of the Target Companies as currently conducted and, to the Knowledge of the Company, there are no facts or circumstances that would prevent the Leased Real Property from being occupied or otherwise used by the Target Companies after the Closing in the same manner as prior to the Closing, subject to the terms of the applicable Real Property Lease. The Real Property Leases are in full force and effect and enforceable in accordance with their terms, free and clear of any Encumbrances other than Permitted Encumbrances. The Target Companies have made available to Purchaser accurate and complete copies of all Real Property Leases and any guarantees, amendments, extensions, and renewals with respect thereto. There is no material default, breach or event which (with notice, lapse of time or both) would constitute a material breach or default by the Target Companies, or to the Company’s Knowledge, any other party, in the performance of any obligation thereunder or any material provision thereof and the Target Companies are current in all rent and other expenses due and payable under each such Real Property Lease.

(c) With respect to each Real Property Lease, the Target Companies have not exercised or given any notice of exercise by such party of, nor has any lessor or landlord exercised or given any notice of exercise by such party of, any option, right of first offer or right of first refusal contained in any such Real Property Lease, which exercise is not reflected in the Real Property Leases. The current use and operation of the Leased Real Property by the Target Companies is permitted by the terms of the applicable Real Property Leases and applicable zoning, building codes and other land use Laws regulating the use or occupancy of the Leased Real Property or the activities conducted thereon. The Target Companies are in peaceful and undisturbed possession of the Leased Real Property and the Target Companies have not received any written notice of any existing or pending, or to the Knowledge of the Company any oral notice of any threatened, (i) condemnation proceedings affecting the Leased Real Property, or (ii) zoning, building code or other moratorium proceedings which would reasonably be expected to materially and adversely affect the ability to operate the Leased Real Property as currently operated.

(d) The improvements for which the Target Companies are responsible in accordance with the terms of the applicable Real Property Lease are taken as a whole structurally sound, are in all material respects in good operating condition and repair, subject to ordinary wear and tear and ordinary routine maintenance and repair. Except as set forth on Section 3.8(d) of the Disclosure Schedules, to the Knowledge of the Company, neither the whole nor any material portion of any Leased Real Property has been damaged or destroyed by fire or other casualty.

3.9 Absence of Certain Changes and Events. From December 31, 2023 until the date of this Agreement, there has not been any event, change, fact, development or effect with respect to the Target Companies that would, reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as set forth on Section 3.9 of the Disclosure Schedules, from December 31, 2023 until the date of this Agreement, the Target Companies have conducted their business in the ordinary course of business in all material respects and none of the Target Companies has taken any of the following actions:

(a) made changes in any method of accounting or accounting practice of the Company, except as required by applicable Law or as disclosed in the notes to the Financial Statements;

(b) incurred, assumed or guaranteed any Indebtedness in excess of $100,000, or issued or sold any debt securities to, or guaranteed any debt securities of, other Persons;

(c) other than monthly distributions of available cash to Seller, made any declaration or payment of, or set aside funds for, any dividend or other distribution with respect to any of its assets to its equityholders;

(d) sold, leased, licensed or otherwise disposed of any of the assets shown or reflected on the Latest Balance Sheet, except for sales of inventory or products in the ordinary course of business and except for any assets having an aggregate value of less than $100,000;

(e) (i) increased the compensation of any officer or manager of the Target Companies with annual compensation in excess of $150,000, other than as provided for in any Employee Plan or in connection with ordinary course annual salary increases on the anniversary of such Employee’s employment not exceeding three percent (3%) or (ii) entered into, amended or terminated any material employment, retention or change in control Contract with any Employee with annual total compensation in excess of $150,000 (other than voluntary terminations of employment by any Employee);

(f) other than as required by applicable Law or the terms of any Employee Plan, adopted, amended or modified any Employee Plan (to the extent such plan covers employees of the Target Companies) or Target Company Employee Plan, the effect of which in the aggregate would increase the annual obligations of any Target Company under the applicable Employee Plan by more than 10% of its existing annual obligations under such Employee Plan;

(g) acquired by merger or consolidation with, or by purchase of a substantial portion of the assets, stock or other equity of, or by any other manner, any business or any Person or any division thereof for consideration in excess of $250,000;

(h) adopted any plan of merger, consolidation, reorganization, liquidation or dissolution or filed a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consented to the filing of any bankruptcy petition against it under any similar Law;

(i) made any material investment (by contribution to capital, property transfers, purchase of securities or otherwise) in, or made any loan or advance (other than travel and similar advances to its employees) in, excess of $100,000 to any Person;

(j) entered into, modified or terminated any labor or collective bargaining agreement of the Target Companies;

(k) commenced, was named as party to, canceled, paid, discharged, settled or satisfied any Legal Proceedings;

(l) made, changed, or revoked any material Tax election, settled, compromised or abandoned any action, audit or examination in respect of any Tax or Tax Return or any Tax claim or assessment, filed any amended Tax Return, entered into any closing or similar agreement with respect to Tax, adopted or changed any material Tax accounting method or any Tax accounting period, agreed to (or requested) an extension or waiver of a Tax statute of limitations period, failed to pay any Tax when due and payable (including any estimated Tax payments), incurred any material Tax Liability other than in the ordinary course of business, failed to timely file (taking into account valid extensions) any Tax Return required to be filed or prepared or filed any Tax Return in a manner inconsistent with past practice or surrendered any right to claim a refund of Taxes, or taken any action to change the classification of any Target Company (as a partnership, disregarded entity or corporation) for federal income Tax purposes;

(m) (i) changed, in any material respect, the policies or practices of the Target Companies with regard to the extension of discounts or credits, collection of accounts receivable from customers, prepayment or payment of accounts, (ii) wrote off or discounted any accounts receivable of the Target Companies in excess of $25,000, or (iii) accelerated or delayed collection of any notes or accounts receivable in excess of $25,000 in advance of or beyond their regular due dates or the dates when the same would have been collected in the ordinary course of business;

(n) made any change in or amendment to its Governing Documents;

(o) issued, reissued, sold or disposed of or pledged, or authorized to issue, reissue, sell, dispose of or pledge, any Company Securities or any other ownership interests of the Target Companies, as applicable, or issued or sold, or authorized to issue or sell, any securities convertible into or exchangeable for, or options, warrants or rights to purchase or subscribe for, or entered into any Contract or other commitments with respect to, the issuance, grant or sale of, any Company Securities or any other ownership interests of the Target Companies, as applicable;

(p) adjusted, split, combined, redeemed, subdivided or reclassified, or purchased or otherwise acquired, any equity securities of any Target Company, or any option, warrant, convertible security or similar right relating thereto;

(q) made or authorized any capital expenditure, series of related capital expenditures or entered into any Contract for capital expenditures that are, individually or in the aggregate, in excess of $150,000, except as expressly required pursuant to Contracts in effect as of the date hereof;

(r) canceled any debts owed to or claims held by a Target Company having a value, individually or in the aggregate, in excess of $15,000;

(s) changed in any material respect the policies or practices of the Target Companies with respect to the management, sourcing, storing or selling of their inventory;

(t) amended or modified in any material respect, or terminated or cancelled, any Material Contract; or

(u) entered into any agreement, in writing or otherwise, to take any of the foregoing actions (other than as contemplated in this Agreement).

3.10 Taxes. Except as set forth on Section 3.10 of the Disclosure Schedules:

(a) All income and other material Tax Returns required to be filed by the Target Companies have been filed with the appropriate Tax Authorities, taking into account any applicable extensions and all such Tax Returns are true, correct, complete and accurate in all material respects and were prepared in compliance in all material respects with all applicable Laws. All income and other material amounts of Taxes owed by the Target Companies (whether or not shown or required to be shown on any Tax Return) have been paid or, if not so paid, have been appropriately reserved for on the face of the Latest Balance Sheet (rather than in any notes thereto) and do not exceed such reserve as adjusted for the passage of time through the Closing Date in accordance with past custom and practice of the Target Companies in filing their Tax Returns. Since the date of the Latest Balance Sheet, no Target Company has incurred any Liability for Taxes outside the ordinary course of business.

(b) No deficiencies for Taxes with respect to any Target Company have been claimed, proposed or assessed in writing by any Tax Authority that have not been resolved and, if required, paid. There are no pending or ongoing audits of any Tax Returns with respect to any Target Company by the relevant Tax Authorities and no Target Company has received from any Taxing Authority (including jurisdictions where any Target Company has not filed Tax Returns) within the last three (3) years (i) any written notice of actual or threatened audits, actions or other review, (ii) any written request for information related to Tax matters, or (iii) any written notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted or assessed by any Taxing Authority against any such Target Company. No Target Company has waived any statute of limitations relating to Taxes with respect to any Target Company, or has agreed to any extension of time with respect to a Tax assessment or deficiency related to any such Taxes, which waiver or extension is in effect as of the date of this Agreement.

(c) No claim has ever been made by a Governmental Authority in writing in a jurisdiction where a Target Company does not file a particular type of Tax Return, or pay a particular type of Tax, that such Target Company is or may be subject to that type of taxation by, or required to file that type of Tax Return in, that jurisdiction. No Target Company has, nor has ever had, any branch, permanent establishment, office or agency outside of the country of its formation and is not, and has never been, a resident for Tax purposes in any jurisdiction outside of the country of its formation.

(d) There are no Encumbrances for Taxes on any of the assets of the Target Companies, other than Permitted Encumbrances.

(e) No Target Company: (i) has been a member of a consolidated, combined, affiliated, unitary, aggregate or other group for Tax purposes or (ii) has any liability for Taxes of any Person (other than itself) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by contract (other than any customary commercial agreements entered into in the ordinary course of business, the principal purpose of which is not related to Tax), or by operation of Law.

(f) No Target Company is a party to or bound by any Tax allocation or Tax sharing agreement (excluding, for this purpose, (i) any agreement that is primarily not related to Taxes, such as leases, licenses or credit agreements or (ii) any agreement exclusively between the Target Companies).

(g) No Target Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in, or use of an improper, method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) executed prior to the Closing; (iii) installment sale or open transaction disposition made prior to the Closing Date; (iv) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) or (v) prepaid amount received or deferred revenue accrued prior to the Closing. No Target Company will be required to make any payment after the Closing Date as a result of an election under Section 965 of the Code.

(h) No Target Company is a party to any “listed transaction,” as defined in Code Section 6707A(c)(2) and Treasury Regulations Section 1.6011-4(b)(2) or any similar or corresponding provision of state or local or non-U.S. Tax Law.

(i) The Company is, and has been since its formation, for federal income Tax purposes, properly classified as “disregarded as an entity separate from its owner” within the meaning of Treasury Regulations Section 301.7701-3(b)(1)(ii). Seller is, and has been since the Company’s formation, a validly electing “S corporation” as defined in Section 1361(a)(1) of the Code. Prior to its termination, Carolina FluidAir, Inc. was at all times while it was owned by the Company a validly electing “qualified subchapter S subsidiary” within the meaning of Section 1361(b)(3)(B) of the Code. The proper entity classification that has applied to each Target Company for U.S. federal and all applicable state and local income Tax purposes at all times since the later of the date of its formation or the date on which it was acquired by Seller or another Target Company is set forth on Section 3.10(i) of the Disclosure Schedules, and no election is pending to change any of the foregoing.

(j) No Target Company has any material liability for escheat or abandoned or unclaimed property.

(k) The representations and warranties set forth in this Section 3.10 with respect to the Target Companies shall be deemed to include any Person that merged with or was liquidated or converted into any Target Company or any successor or predecessor thereof prior to the Closing.

3.11 Employees and Employee Benefits.

(a) Section 3.11(a) of the Disclosure Schedules contains a true, correct and complete list of all employee benefit plans (as defined in Section 3(3) of ERISA, whether or not subject to ERISA), all compensation, bonus (including transaction bonus), profit sharing, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, salary continuation, accident, disability, welfare, vacation, time off, tuition assistance, adoption assistance, Code Section 125, Code Section 501(c)(9), fringe benefit, perquisite, and other material benefit plans, programs or arrangements, and all material employment, consulting, separation, commission, termination, change in control, retention, severance or other similar material contracts, arrangements, or agreements (but not including any benefit plan, program or arrangement administered, sponsored or maintained by any Governmental Authority) (i) that are maintained, contributed to or sponsored by Seller or the Target Companies for the benefit of any Employee or (ii) with respect to which any Target Company has or could reasonably be expected to have any Liability or any material obligation to any Employee (collectively, the “Employee Plans”). Each Employee Plan that is sponsored, established, or maintained by any of the Target Companies (each, a “Target Company Employee Plan”) is denoted with an asterisk in Section 3.11(a) of the Disclosure Schedules. With respect to each Target Company Employee Plan, Seller has made available to Purchaser, to the extent applicable, true and complete copies of: (i) the Target Company Employee Plan documents, including any amendments thereto, and all related trust documents, insurance contracts or other funding vehicles (or, if not reduced to writing, a summary of all material plan terms), (ii) the most recent summary plan description together with the summary or summaries of all material modifications thereto, (iii) any material written Contracts and arrangements related to such Target Company Employee Plan; (iv) the three (3) most recent Forms 5500 filed with respect to such Target Company Employee Plan together with all attachments thereto; (v) nondiscrimination testing for the three (3) most recently completed plan years; and (vi) all non-routine correspondence or notices to or from any Governmental Authority during the last three (3) years. With respect to each Employee Plan, Seller has made available to Purchaser, to the extent applicable, true and complete copies of IRS Forms 1094-C and representative samples of the IRS Forms 1095-C filed with the IRS with respect to employees of the Target Companies for the three (3) most recent tax years such forms were required to be filed and provided to employees.

(b) (i) Each Employee Plan has been established and administered in all material respects in accordance with its terms and applicable Law including, as applicable, ERISA, the Code, COBRA, and the Health Care Reform Laws; (ii) as of the date of this Agreement, there are no pending, threatened in writing or, to the Knowledge of the Company, threatened orally, actions, claims or lawsuits relating to any Employee Plans (other than routine benefit claims); and (iii) as of the date of this Agreement, no Employee Plan is, to the Knowledge of the Company, the subject of an examination or audit by a Governmental Authority.

(c) Each Employee Plan that is intended to be a qualified plan under Section 401(a) of the Code has received a favorable determination letter from the IRS or may rely on a favorable opinion letter from the IRS as to its qualified status and no event has occurred since the date of such determination or opinion that would reasonably be expected to adversely affect such determination or opinion. Seller and the Target Companies have made all required contributions and paid in full all required insurance premiums and other required payments with regard to the Employee Plans on or before the Closing Date to the extent due or owing on or before such date, and if not due or owing, has properly accrued for such amounts in its books and records to the extent required by GAAP. With respect to any Target Company Employee Plan, no event has occurred that has subjected or would reasonably be expected to subject any Target Company to any excise Taxes or penalties under the Code or ERISA, including, but not limited to, Code Sections 4971, 4980B, 4980D, or 4980H.

(d) Except as set forth on Section 3.11(d) of the Disclosure Schedules, none of the Target Companies or any trade or business (whether or not incorporated) which is (or has in the last six (6) years been) under common control, or which is (or in the last six (6) years been) treated as a single employer, with the Company under Section 414(b), (c), (m) or (o) of the Code has in the last six (6) years contributed or has been obligated to contribute or had any Liability under any “employee pension plan,” as defined in Section 3(2) of ERISA, that (i) is subject to Title IV of ERISA or the minimum funding standards of Sections 302 or 303 of ERISA or Sections 412 or 430 of the Code, (ii) is a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) is a “multiple employer plan” within the meaning of Section 413(c) of the Code, or (iv) is a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.

(e) Each Target Company Employee Plan that is subject to Section 409A of the Code has been operated and maintained in operational and documentary compliance in all material respects with Section 409A of the Code and applicable guidance thereunder. The Target Companies do not have any contracts or obligations (whether oral or written) to provide a “gross-up,” indemnity or other payment with respect to Taxes imposed under Section 409A or 4999 of the Code.

(f) Except as set forth on Section 3.11(f) of the Disclosure Schedules, no Employee Plan exists that would reasonably be expected to (i) provide any transaction bonus or other compensation, (ii) accelerate the vesting of or provide any additional rights or benefits (including funding of compensation or benefits through a trust or otherwise) to any Employee or (iii) result in “excess parachute payments” within the meaning of Section 280G(b) of the Code from any Target Company, in each of (i), (ii) and (iii) above, as a result of the execution of this Agreement or the consummation of the Contemplated Transactions.

3.12 Compliance with Laws; Permits.

(a) The Target Companies are, and for the last three (3) years have been, in compliance in all material respects with all applicable Laws. During the past three (3) years, none of the Target Companies has received any written notice, action or assertion from any Governmental Authority, nor has any such notice, action or assertion been filed or commenced against the Target Companies alleging, in each case, that any Target Company is not in material compliance with any applicable Laws.

(b) Section 3.12(b) of the Disclosure Schedules sets forth a true, correct and complete list of all of the material Permits of the Target Companies necessary for them to lawfully own or lease, operate and use their properties and assets and to carry on and conduct their businesses as they have been conducted as of the date of this Agreement (the “Material Permits”). (i) All of such Material Permits held by or issued to the Target Companies, as applicable, are in full force and effect, (ii) each Target Company, as applicable, is in compliance in all material respects with, and is not in material breach or violation of, any such Material Permit and (iii) to the Knowledge of the Company, no condition exists, apart from any consents or notices required pursuant to the Contemplated Transactions, that with notice or lapse of time or both would constitute a material breach, violation or default under such Material Permits or give any Governmental Authority grounds to suspend, revoke, cancel, rescind, modify, restrict or terminate any such Material Permit. During the past three (3) years, no Target Company has received any written, or to the Knowledge of the Company oral, notice from any Governmental Authority regarding a material violation of, material conflict with, or failure to comply in any material respect with, any term or requirement of any Material Permit. No proceeding is pending, threatened in writing or, to the Knowledge of the Company, threatened orally, to revoke or limit any such Material Permit.

3.13 Legal Proceedings; Orders. Except as set forth on Section 3.13 of the Disclosure Schedules, (a) there are no Legal Proceedings or Orders pending, threatened in writing or, to the Knowledge of the Company, threatened orally, against, made by or relating to the Target Companies, at law or in equity, or before or by any Governmental Authority, and (b) none of the Target Companies is threatened in writing to be made, or, to the Knowledge of the Company is otherwise threatened to be made, subject to any outstanding Order. Except as set forth on Section 3.13 of the Disclosure Schedules, during the past three (3) years, (i) no Legal Proceeding has been pending, threatened in writing or, to the Knowledge of the Company, threatened orally, against the Target Companies or any real property or material personal property or asset of the Target Companies, and (ii) none of the Target Companies have received any written notice, or to the Knowledge of the Company oral notice, from any Governmental Authority regarding any actual or alleged material violation of, or material failure to comply with, any term or requirement of any Order to which the Company is subject.

3.14 No Undisclosed Liabilities. Except as set forth on Section 3.14 of the Disclosure Schedules, no Target Company has any material liabilities, obligations, debts or commitments of any kind or nature whatsoever (whether accrued, absolute, contingent, unliquidated or otherwise, due or to become due, matured or unmatured, known or unknown), except (a) for liabilities reflected or reserved against on the Latest Balance Sheet, (b) for current liabilities which have arisen after the date of the Latest Balance Sheet (in the ordinary course of business) of the Target Companies, (c) arising under the Contracts of the Target Companies (other than liabilities relating to any breach, or any fact or circumstance that, with notice, lapse of time or both, would result in a breach thereof by a Target Company), or (d) liabilities incurred after the date of the Latest Balance Sheet with respect to any Selling Expenses or other Liabilities arising under this Agreement.

3.15 Contracts.

(a) Section 3.15(a) of the Disclosure Schedules contains a true, complete and accurate list as of the date of this Agreement, and the Company has made available to Purchaser true and complete copies, of each of the following Contracts (excluding any Employee Plans listed in Section 3.11(a) of the Disclosure Schedules and that are not required to be disclosed pursuant to Section 3.15(a)(iii) below) to which any Target Company is a party (collectively, the “Material Contracts”):

(i) all Contracts pursuant to which a Target Company has completed a material business acquisition within the last three (3) years;

(ii) all collective bargaining agreements with any labor union;

(iii) all Contracts for the employment or engagement of any officer, director, manager, employee or independent contractor of any Target Company pursuant to which the annual compensation with respect to such Person is equal to or greater than $150,000;

(iv) all bonds, debentures, notes, loans, credit or loan agreements or loan commitments, mortgages, indentures or other similar Contracts under which any Target Company has incurred Indebtedness in an amount greater than $50,000 or that has caused an Encumbrance to be placed on any Target Company’s assets or properties (other than Permitted Encumbrances);

(v) all Contracts under which any Target Company is lessee of, or holds or operates, any personal property owned by any other party, for which the annual payments exceeds $200,000;

(vi) all Contracts under which any Target Company is lessor of or permits any third party to hold or operate any personal property for which the annual payments exceeds $200,000;

(vii) all Real Property Leases;

(viii) all Contracts under which any material rights in or to Intellectual Property (including any license, sublicense or covenant not to sue) have been granted which require the Target Companies to make annual payments in excess of $100,000 (other than “off the shelf” software licenses);

(ix) all Contracts involving a remaining commitment by any Target Company to pay any individual capital expenditure or series of related capital expenditures in excess of $200,000 (excluding purchase orders entered into in the ordinary course of business);

(x) all Contracts that (A) restrict or prohibit any Target Company from engaging with any Person, in any line of business, or from freely engaging in business anywhere in the world, (B) restrict the ability of any Target Company to hire or solicit any Person (other than non-disclosure Contracts entered into in the ordinary course of business), or (C) grant the other party to such Contract “most favored nation”, favored customer, or similar status or any type of special discount rights;

(xi) all Contracts currently in effect (other than purchase orders providing for sales of products or services in the ordinary course of business) with any Material Customer or Material Supplier;

(xii) all Contracts with distributors, contract manufacturers or sales representatives;

(xiii) all Contracts (A) that require a Target Company to purchase all or a portion of its requirements of any product or service from a third party, or (B) containing a right of first refusal or first offer or similar preferential right to purchase or acquire any right, asset, property or equity securities of a Target Company;

(xiv) all Contracts providing for (A) a Target Company to be the exclusive provider of any product or service to any Person, or (B) any Person to be the exclusive provider of any product or service to a Target Company;

(xv) all Contracts for any joint venture, partnership or similar arrangement by a Target Company;

(xvi) any Contract that requires a Target Company to indemnify any Person (excluding (A) indemnities contained in agreements for the purchase, sale or license of products or services entered into in the ordinary course of business and (B) any Governing Documents of any Target Company);

(xvii) all Contracts currently in effect with any Governmental Authority;

(xviii) all Contracts granting a power of attorney to any Person;

(xix) all Contracts that (A) are not cancellable by a Target Company on notice of ninety (90) or fewer days and (B) expressly provide for aggregate annual payments by such Target Company in excess of $200,000;

(xx) all Contracts under which any Target Company has advanced or loaned any funds to any of its directors, managers, officers, employees or independent contractors; and

(xxi) all Contracts required to be disclosed on Section 3.25 of the Disclosure Schedules.

(b) Each Contract identified on Section 3.15(a) of the Disclosure Schedules is in full force and effect and is a valid and binding agreement of the applicable Target Company or Target Companies, as applicable, in accordance with its terms and enforceable against the applicable Target Company or Target Companies, as applicable, and to the Knowledge of the Company, each other party thereto, subject to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, fraudulent conveyance and other similar Laws and principles of equity affecting creditors’ rights and remedies generally (the “General Enforceability Exceptions”). There does not exist under any Material Contract any material violation, breach or event of default, or alleged material violation, breach or event of default, or event or condition that, after notice or lapse of time or both, would constitute a material violation, breach or event of default thereunder on the part of the Target Companies nor, to the Knowledge of the Company, each other party thereto. No Target Company nor, to the Knowledge of the Company, any other party to any Material Contract has repudiated or failed to perform in any material respect any provision of any such Material Contract. No Target Company has, in the last two (2) years, received written notice that any other party to a Material Contract intends to cancel, terminate, not renew or materially amend such Material

Contract, and to the Company’s Knowledge, no other party to a Material Contract has, in the last two (2) years, threatened to terminate, cancel, not renew or materially amend any Material Contract.

3.16 Environmental Matters. Except as disclosed on Section 3.16 of the Disclosure Schedules:

(a) The Target Companies are, and for the last five (5) years have been, in material compliance with all Environmental Laws, which compliance has included obtaining, maintaining and possessing all Environmental Permits.

(b) None of the Target Companies has received in the last five (5) years any written notice, report, or other information alleging any material violation of Environmental Laws, any material liability arising under Environmental Laws, or any material investigation, remediation or corrective obligation, relating to the Target Companies or their current or former facilities, which has not been fully and finally resolved.

(c) No material Environmental Claim is pending, has been threatened in writing or, to the Knowledge of the Company, has been threatened orally, against the Target Companies.

(d) The Target Companies have not handled, treated, transported, stored, used, generated, marketed, manufactured, sold, distributed, disposed or arranged for disposal of, Released, or exposed any Person to any Hazardous Materials so as to give rise to material Liability under Environmental Laws.

(e) The Target Companies have not sold, distributed, marketed or manufactured any products or other items containing any Hazardous Materials so as to give rise to material Liability under Environmental Laws.

(f) The Target Companies have not assumed, provided an indemnity with respect to, or otherwise become subject to, any material liability of any other Person arising under Environmental Laws.

(g) The Target Companies have made available to Purchaser true and complete copies of all Phase I Environmental Site Assessment reports and Phase II Environmental Site assessment reports relating to their current or former properties, facilities and operations that Seller or the Target Companies have in their possession, custody or control.

3.17 Employment and Labor Matters.

(a) As of the date of this Agreement, no Target Company has been a party to any collective bargaining agreement, Contract or legally binding commitment to any trade union or employee organization in respect of or affecting any employees of the Target Companies, or is currently engaged in any negotiation with any trade union or employee organization, and to the Knowledge of the Company, no trade union or employee organization is currently attempting to organize or otherwise represent any employees of the Target Companies.

(b) Each individual who is classified by the Target Companies as an “employee,” an “independent contractor” or “exempt” from overtime pursuant to wage and hour Laws is properly so classified.

(c) No Target Company is the subject of any pending, threatened in writing or, to the Knowledge of the Company, threatened orally, proceeding alleging that any Target Company has engaged in any unfair labor practice under the National Labor Relations Act. There is no pending, threatened in writing or, to the Knowledge of the Company, threatened orally, labor strike, dispute, walkout, work stoppage, slowdown, lockout or other material labor dispute with respect to employees of any Target Company, and no such strike, dispute, walkout, slowdown or lockout has occurred in the last three (3) years.

(d) Except as set forth on Section 3.17(d) of the Disclosure Schedules, each Target Company is in compliance in all material respects with all applicable Laws relating to employment, including, without limitation, Laws relating to labor relations, equal employment, fair employment practices, entitlements, prohibited discrimination, leaves, plant closings and mass layoffs, health and safety, child labor, immigration status, hours of work and the payment of wages or overtime wages, Tax information reporting, employment and withholding Taxes or other similar employment practices or acts. There is no Legal Proceeding pending, threatened in writing, or, to the Knowledge of the Company, otherwise threatened against any Target Company brought by or on behalf of any applicant for employment, any current or former employee or any class of the foregoing, relating to any such Law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortuous conduct in connection with the employment relationship.

(e) To the Knowledge of the Company, no employee of any Target Company is in any material respect in violation of any term of any nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other obligation to a former employer of any such employee relating to the knowledge or use of trade secrets or proprietary information.

(f) Except as set forth on Section 3.17(f) of the Disclosure Schedules or as otherwise would not reasonably be expected to be material to the business of the Target Companies taken as a whole, there are no pending, threatened in writing, or, to the Knowledge of the Company, otherwise threatened Legal Proceeding against any Target Company by or before any Governmental Authority involving any applicant for employment, any current or former employee or any class of the foregoing, including, without limitation: (i) the Equal Employment Opportunity Commission or any other federal, state, local or foreign agency with authority to investigate claims or charges of employment discrimination in the workplace; (ii) the United States Department of Labor or any other federal, state, local or foreign agency with authority to investigate claims or charges in any way relating to hours of employment or wages; (iii) the Occupational Safety and Health Administration or any other federal, state, local or foreign authority with authority to investigate claims or charges in any way relating to the safety and health of employees; and (iv) the Office of Federal Contract Compliance or any corresponding state, local or foreign agency.

(g) Section 3.17(g)(i) of the Disclosure Schedules contains a true and correct list as of the date of this Agreement of all employees of the Target Companies, together with their respective base salaries or wages, positions, location, full or part-time status, exempt or non-exempt from overtime, active or inactive status and if inactive, the reason. All employees of the Target Companies are authorized to work in the United States, and a Form I-9 has been completed properly and retained with respect to each such current and former employee. Section 3.17(g)(i) of the Disclosure Schedules also sets forth any transaction bonus or other compensation that will become payable to employees of the Target Companies as a result of the consummation of the Contemplated Transactions. Section 3.17(g)(ii) of the Disclosure Schedules contains a true and correct list as of the date of this Agreement of the accrued paid time off for all employees of the Target Companies.

(h) Except as set forth on Section 3.17(h) of the Disclosure Schedules, the employment of each employee of the Target Companies is terminable at will without cost to the Target Companies or advance notice to the employee, except for payments required under the Employee Plans and the payment of accrued salaries or wages and vacation pay.

(i) In the past three (3) years, the Target Companies have withheld all amounts required by Law or by Contract to be withheld from the wages, salaries and other payments to employees and have not received notice from any Governmental Authority that it is liable for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing.

(j) There has been no work reduction program undertaken by or on behalf of the Target Companies in the past three (3) years, and no such program has been adopted or publicly announced by the Target Companies. No Target Company has implemented or been involved in any “mass layoff” or “plant closing” as defined in the Workers Adjustment and Retraining Notification Act and/or similar Laws within the last twelve (12) months. Section 3.17(j) of the Disclosure Schedules correctly states the number of employees laid off by the Target Companies in the ninety (90) calendar days immediately preceding the date hereof.

(k) In the past three (3) years, no employee of the Target Companies or any of the Target Companies’ respective officers, directors, or managers has asserted any written claim or allegation, or to the Knowledge of the Company, non-written claim or allegation, against the Target Companies relating to sex-based or gender-based discrimination, or race-based discrimination, sexual or gender harassment or other sexual misconduct, or breach of any policy of the Target Companies relating to the foregoing, in each case, involving the Target Companies or any current or former employee, director or officer of the Target Companies nor are the Target Companies a party to any settlements or similar out-of-court or pre-litigation arrangements relating to any such matters.

3.18 Intellectual Property.

(a) Section 3.18(a)(i) of the Disclosure Schedules lists all (i) Intellectual Property that is subject to any issuance, registration, application, or other filing by, to, or with any Governmental Authority or authorized private registrar in any jurisdiction (collectively, “Registered IP”), including registered Marks, domain names, and Copyrights, issued and reissued Patents, and pending applications for any of the foregoing, and (ii) unregistered trademarks that are material to the conduct of the business of the Target Companies as presently conducted. Except as would not reasonably be expected to be material to the business of the Target Companies taken as a whole, each item of Registered IP is subsisting, and has not been abandoned or cancelled. No Legal Proceeding is pending, threatened in writing, or to the Knowledge of the Company, is threatened orally, challenging the validity, enforceability, registration, ownership or use of any Registered IP. All required filings and fees related to the Registered IP have been timely filed with and paid to the relevant Governmental Authorities, and all Registered IP are otherwise in good standing.

(b) To the Knowledge of the Company, the operations of the Target Companies as currently conducted do not infringe, misappropriate, dilute, or otherwise violate any Intellectual Property Right of any third Person in any material respect. In the last three (3) years, the Target Companies have not received any written communication and no Legal Proceeding has been settled, instituted or pending, threatened in writing or, to the Knowledge of the Company, threatened orally, accusing any Target Company of infringement, misappropriation, dilution, or violation of any Intellectual Property Rights of any Person in connection with the operation of the Target Companies. To the Knowledge of the Company, no Person has misappropriated, infringed, diluted or violated any of the Intellectual Property.

(c) The Target Companies own all right, title, and interest in and to the Intellectual Property of the Target Companies, free and clear of all Encumbrances (other than Permitted Encumbrances) or have all necessary and valid rights to use any third-party Intellectual Property Rights licensed to the Target Companies for the conduct of their respective businesses, as currently conducted (collectively, the

“Licensed Intellectual Property”). Each Licensed Intellectual Property is valid, enforceable and in full force and effect in accordance with the terms of the applicable Contract.

(d) The Target Companies have taken commercially reasonable and appropriate steps to protect the title and ownership in the Intellectual Property, and the secrecy, confidentially, and value of the Intellectual Property. None of the Target Companies’ current or former employees, consultants or independent contractors have any rights in or to the Intellectual Property that are material to the business of the Target Companies as currently conducted. The Target Companies are in compliance in all material respects with all legal requirements applicable to the Intellectual Property and the Target Companies’ ownership and use thereof.

(e) Each Target Company has implemented and maintained, and has required all third parties that process Protected Data on behalf of the Target Companies to implement and maintain, an information security program that includes safeguards consistent with industry standards and designed to protect the security, confidentiality, availability, and integrity of the IT Systems (including Protected Data in their possession and/or control) and including appropriate backup, disaster recovery, and software and hardware support arrangements. To the Knowledge of the Company, the computers, servers, workstations, routers, hubs, switches, circuits, and other information technology equipment of the Target Companies (the “IT Assets”) are in good working condition and are sufficient for the operation of the Target Companies’ business as currently conducted and presently proposed to be conducted. There has been no malfunction, failure or continued substandard performance in any of the IT Assets in the past three (3) years, and in such time period, there has been no denial-of-service, or other cyber incident, including any cyberattack, or other impairment of the IT Assets. Each Target Company has taken all commercially reasonable steps to safeguard the confidentiality, availability, security, and integrity of the IT Assets, including implementing and maintaining appropriate backup, disaster recovery, and support arrangements for applicable IT Assets.

(f) The Target Companies have complied in all material respects with all applicable Laws and all internal or publicly posted policies, notices, and statements concerning the collection, use, processing, storage, transfer, and security of personal information in the conduct of the Target Companies’ business. In the past three (3) years, the Target Companies have not (i) experienced any actual or suspected Data Breach or other security incident involving personal information in its possession or control (ii) been subject to any litigation or regulatory enforcement actions from any Person (including any Governmental Authority) alleging noncompliance with any applicable Privacy Requirements, and (iii) received any notice or complaint from any Person or Governmental Authority alleging noncompliance with any applicable Privacy Requirements. The Target Companies have valid and legal rights to process all Protected Data that is processed by or on behalf of the Target Companies in connection with the use and/or operation of its business. The execution, delivery or performance of this Agreement or any of the Transaction Documents by the Company or Seller with respect to any Employee will not violate applicable Privacy Requirements in any material respect.

3.19 Material Customers and Suppliers.

(a) Section 3.19 of the Disclosure Schedules sets forth a complete and accurate list of (a) the ten (10) largest customers (by dollar volume of revenue) of the Target Companies, taken as a whole, for the 2023 fiscal year and for the nine (9) month period ended September 30, 2024 (each a “Material Customer”), and (b) the ten (10) largest suppliers (by dollar volume of purchases) of the Target Companies, taken as a whole, for the 2023 fiscal year and for the nine (9) month period ended September 30, 2024 (each a “Material Supplier”).

(b) (i) All Material Customers are customers of the Target Companies, (ii) (A) no Material Customer has terminated or materially reduced its business with the Target Companies, and (B)

no Material Customer has threatened in writing, or to the Knowledge of the Company, intends to take any such action, and (iii) there are no material claims, disputes or controversies outstanding with any Material Customer.

(c) (i) All Material Suppliers are suppliers of the Target Companies, (ii) (A) no Material Supplier has terminated or materially or adversely changed the terms of any Contract with the Target Companies, including pricing, and (B) no Material Supplier has threatened in writing, or to the Knowledge of the Company, intends to take any such action, and (iii) there are no material claims, disputes or controversies outstanding with any Material Supplier.

3.20 Title to Properties. Except as set forth on Section 3.20 of the Disclosure Schedules, each Target Company has valid legal title to, or a valid leasehold interest in (or other right to use), all of the properties and assets it purports to own or use, whether real, personal, tangible or intangible, free and clear of all Encumbrances, except for Permitted Encumbrances. The machinery, equipment, and other tangible assets currently owned or leased by the Target Companies, together with all other properties and assets of the Target Companies (including rights under Contracts), are sufficient for the continued conduct of the Target Companies’ businesses after the Closing in substantially the same manner as conducted prior to the Closing and constitute all of the rights, property and assets necessary to conduct the businesses of the Target Companies as currently conducted. All material items of machinery, equipment, and other material tangible assets of the Target Companies are (a) in operational condition, normal wear and tear excepted, (b) have been serviced and maintained in a manner that, to the Knowledge of the Company, would not void or limit the coverage of any warranty thereon, other than items currently under, or scheduled for, repair or construction, and (c) are adequate and fit to be used for the purposes for which they are currently used in the manner they are currently used.

3.21 Insurance. Section 3.21 of the Disclosure Schedules lists each material insurance policy currently in effect that is maintained by the Target Companies, including the name of the insurer and policy number (but excluding any Employee Plans) (collectively, the “Insurance Policies”). Except as set forth on Section 3.21 of the Disclosure Schedules, the Insurance Policies are in full force and effect in accordance with their terms and all premiums with respect thereto covering all periods up to and including the Closing Date have been paid when due, and no Target Company is in material breach or material default thereunder. Except as set forth on Section 3.21 of the Disclosure Schedules, no Target Company has received any written notice, nor to the Knowledge of the Company has it been threatened, that any Insurance Policies of such Target Company will be terminated, cancelled, or not renewed or that any premium will materially change (other than annual premium increases in the ordinary course). No material claim is pending under any Insurance Policy. The Target Companies maintain insurance coverage against all risks and in such amounts as is commercially reasonable for companies of a similar size, in similar geographic regions and in similar lines of business in which the Target Companies operate.

3.22 Bank Accounts. Section 3.22 of the Disclosure Schedule sets forth the names and locations of all banks, trust companies, savings and loan associations and other financial institutions at which the Target Companies maintain accounts of any nature, the account numbers of all such accounts and the names of all persons authorized to draw thereon or make withdrawals therefrom.

3.23 Accounts Receivable. The accounts receivable reflected on the Interim Financial Statements and the accounts receivable arising after the date thereof (a) have arisen from bona fide transactions entered into by the Target Companies involving the sale of goods or the rendering of services in the ordinary course of business, and (b) constitute valid, undisputed claims of the Target Companies not subject to claims of set-off or other defenses or counterclaims other than normal cash discounts accrued in the ordinary course of business. The reserve for bad debts shown on the Interim Financial Statements or, with respect to accounts receivable arising after the date of the Latest Balance Sheet, on the accounting records of the Target Companies, have been determined in accordance with the Agreed Accounting Principles.

3.24 Products; Inventory.

(a) During the past three (3) years, all products manufactured, licensed, packaged, labeled, marketed, held in inventory, sold or distributed by, for, or on behalf of, the Target Companies (the “Products”) have complied in all material respects with all applicable Laws and Governmental Authority safety standards, have been substantially free from deficiencies or defects, and have been manufactured (if applicable) in all material respects, and systems associated with such Products maintained in accordance with (i) industry practice and (ii) regulation of Governmental Authorities, in each case, in each market where the Products are sold. The Products have received and maintained, if applicable, all required or industry standard third-party certifications for the past three (3) years.

(b) During the past three (3) years, all Product packaging and labels, including, without limitation, any Product information, claims or advertisements contained on such packaging or labels, have complied in all material respects with all applicable Laws and Governmental Authority safety standards.

(c) During the past three (3) years, (i) the Target Companies have not, and (ii) to the Knowledge of the Company, the Persons that manufacture, process, package, supply ingredients for or distribute the Products have not, voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, field alert, field correction, market withdrawal or replacement, safety alert, or other notice or action relating to an alleged lack of safety or regulatory compliance of any Product. To the Knowledge of the Company, there are no facts which are reasonably likely to cause the recall, market withdrawal or replacement of any Product sold or intended to be sold.

(d) There are no pending, threatened in writing, or to the Knowledge of the Company threatened orally, material warranty or other similar claims with respect to any Products that have not been expressly reserved for in the Financial Statements.

(e) All inventory of the Target Companies, whether or not reflected in the Interim Financial Statements, consists of a quality and quantity usable and salable in the ordinary course of business, except for obsolete, damaged, defective or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established. Except as set forth on Section 3.24 of the Disclosure Schedules, all such inventory is owned by the Target Companies free and clear of all Encumbrances (other than Permitted Encumbrances), and no inventory is held on a consignment basis. The quantities of each item of inventory (whether raw materials, work-in-process or finished goods) are not excessive, but are reasonable in the present circumstances of the Target Companies.

3.25 Related Party Transactions. Except as set forth on Section 3.25 of the Disclosure Schedules, neither Seller, nor any of Seller’s Affiliates (excluding the Target Companies), nor any of Seller’s directors, managers or officers, nor to the Knowledge of the Company, any of Seller’s employees (i) owns any direct or indirect interest of any kind in, or controls, or is a manager, officer, director, employee, member or partner of, or consultant to, or lender to or borrower from or has the right to participate in the profits of, any Person which is a competitor, supplier, vendor, customer, landlord, tenant, creditor or debtor of the Target Companies (except for any ownership interest in a publicly traded company (other than an Affiliate of Seller) or a passive ownership interest held through a private investment fund or vehicle), (ii) owns or has an interest in, directly or indirectly, any property, asset or right, which is material to the Target Companies (other than Seller’s ownership interests in the Target Companies prior to the Closing), (iii) owes any money to or is owed any money by the Target Companies (except for employment-related compensation received or payable in the ordinary course of business and rent payments due in the ordinary course of business under any real property leases with such Persons), or (iv) is a party to a Contract, or is involved in any business arrangement or other relationship, with the Target Companies (whether written or oral), nor has any Target Company pledged any assets or guaranteed any obligations on behalf of any such Person.

3.26 Anti-Corruption & Trade Control Laws.

(a) No Target Company, nor any of their respective directors, managers officers, or employees, nor, to the Knowledge of the Company, any agent or other third party representative acting on behalf of any Target Company have in the past three (3) years, directly or indirectly, (i) made, offered, promised, authorized, or received any payment or gift of any money or anything of value to, from, or for the benefit of any “foreign official” (as such term is defined in the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”)), foreign political party or official thereof, political campaign, or public international organization in violation of U.S. and non-U.S. Laws relating to the prevention of bribery and corruption and money laundering, including the FCPA (collectively, “Anti-Corruption Laws”); or (ii) otherwise taken or failed to take any action that would cause any Target Company to violate any Anti-Corruption Laws.

(b) No Target Company, nor any of their respective directors, officers, or employees, nor, to the Knowledge of the Company, any agent or other third party representative acting on behalf of any Target Company is currently, or has been in the past three (3) years, (i) a Sanctioned Person; (ii) engaging in any dealings or transactions with, on behalf of, or for the benefit of any Sanctioned Person or in any Sanctioned Country in violation of Sanctions Laws; or (iii) otherwise in violation of Sanctions, Ex-Im Laws or U.S. anti-boycott Laws (collectively, “Trade Control Laws”).

(c) During the past three (3) years no Target Company has received from any Governmental Authority or any Person any written notice of, inquiry or internal or external allegation of, made any voluntary or involuntary disclosure to a Governmental Authority of, or found pursuant to any internal investigation or audit any actual or potential violation or wrongdoing related to Anti-Corruption Laws or Trade Control Laws. There are no pending, threatened in writing, or, to the Knowledge of the Company, orally threatened claims against any Target Company with respect to Anti-Corruption Laws or Trade Control Laws.

(d) Each Target Company has been registered with the Directorate of Defense Trade Controls, U.S. Department of State in accordance with the ITAR to the extent required thereby and has maintained all Permits required by the ITAR and all necessary Permits as required by any other applicable Trade Control Law.

3.27 Government Contracts

(a) As to each Active Government Contract and Bid, no Government Contract or Bid was premised or awarded based on the Target Companies’ representation that it is a small business, small disadvantaged business, service-disabled veteran-owned small business, woman-owned small business, participant in the Small Business Administration’s 8(a) Business Development program, protégé, or possesses other preferential status afforded by statute or regulation, nor did the Target Companies represent themselves at the time of submission of any Government Contract or Bid as a small business or eligible for any other preferential status under the size standard applicable to such Government Contract or Bid.

(b) The Target Companies’ Government Contracts were legally awarded and are binding on the other parties thereto. The Target Companies have complied with: (i) all material terms and conditions of each Government Contract and Bid; and (ii) all Laws, regulations and executive Orders applicable to each such Government Contract in all material respects, including, without limitation, the Truthful Cost and Pricing statute (formerly Truth in Negotiations Act of 1962), Executive Order 11246 and the FAR and any applicable agency supplement thereto. None of the Target Companies’ Government Contracts have been terminated for default, and, to the Knowledge of the Company, no facts or allegations exist that are reasonably likely to give rise to such a termination. The Target Companies have not received any notice terminating any of the Government Contracts for convenience or indicating an intention to terminate any of the Government Contracts for convenience (other than Contracts that expire by their terms). No stop work order has been issued with respect to any Government Contract or Bid, nor is any such stop work order in effect as of the date of this Agreement. No show cause notices, cure notices, or notices of default terminations have been issued to the Target Companies with respect to any Government Contract. The Target Companies have not been determined to be ineligible for award or received a negative determination of responsibility or an adverse or negative past performance evaluation or rating with respect to any Government Contract or Government Contract Bid. All facts set forth in or acknowledged by any representations, certifications or disclosure statements made or submitted on behalf of the Target Companies with respect to each Government Contract and Bid were accurate in all material respects as of the date of submission and made by an authorized representative of the Target Companies.

(c) Neither the Target Companies nor any of their Principals (as defined in the FAR), officers, directors, managers, or employees, or, to the Knowledge of the Company, consultants or representatives, is currently debarred or suspended from doing business with any Governmental Authority, or proposed for debarment or suspension, or otherwise ineligible to do business with any Governmental Authority. Neither the Target Companies nor any of their officers, directors, managers, or employees, or, to the Knowledge of the Company, consultants or representatives, has been convicted of, had a civil judgment rendered against them for, or is currently criminally charged or indicted for the commission of fraud or a criminal offense in connection with a Government Contract, violation of Antitrust Laws, or commission of embezzlement, theft, forgery, bribery, falsification or destruction of records, making false statements, tax evasion, violating criminal tax Laws, or receiving stolen property. Neither the Target Companies nor any of their Principals (as defined in the FAR), officers, directors, managers, or employees, or, to the Knowledge of the Company, consultants or representatives, has made payment, directly or indirectly, to any Person in violation of Laws relating to bribe, gratuities, kickbacks, lobbying expenditures and political contributions.

3.28 Brokers and Finders. No broker, investment banker, finder or similar intermediary has acted for or on behalf of any Target Company in connection with this Agreement or the Contemplated Transactions, and there are no claims for brokerage commissions, finders’ fees or similar compensation or fees in connection with the Contemplated Transactions based on any Contract made by or on behalf of the Target Companies, in each case, other than with respect to Genesis Capital, LLC.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES REGARDING SELLER

Seller hereby represents and warrants to Purchaser as follows:

4.1 Organization. Seller is duly organized and is validly existing under the Laws of Georgia. Seller has all requisite corporate power and authority to carry on its business as now conducted and to own or lease and operate its properties and assets, and is duly licensed, qualified or registered, to do business as a foreign entity, and is in good standing, under the Laws of each jurisdiction where such qualification is necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Material Adverse Effect.

4.2 Power and Authority. Seller has all requisite power and authority to execute and deliver this Agreement, the Transaction Documents to which it is a party, to carry out its obligations under this Agreement, such Transaction Documents and to consummate the Contemplated Transactions. The execution and delivery by Seller of this Agreement, the Transaction Documents to which it is a party and the consummation of the Contemplated Transactions have been duly and validly authorized by Seller, and no other proceedings on the part of Seller are necessary to approve this Agreement, the Transaction Documents or to consummate the Contemplated Transactions. This Agreement has been duly and validly executed and delivered by Seller, and assuming the due authorization, execution and delivery by the other Parties, constitutes a valid and binding obligation of Seller, enforceable against Seller in accordance with the terms and conditions of this Agreement, subject to the General Enforceability Exceptions.

4.3 Authorization of Governmental Authorities. No Consent, Order, Permit, declaration, application, registration or filing with, or notice to, any Governmental Authority is required by or with respect to Seller in connection with the execution and delivery of this Agreement, any Transaction Documents to which Seller or any of its Affiliates is a party, and the consummation of the Contemplated Transactions, except for (a) such filings as may be required under the HSR Act, (b) as set forth on Section 4.3 of the Disclosure Schedules and (c) such Consents, Permits, Orders, declarations, applications, registrations, filings or notices that the failure to take or make, as the case may be, would not, individually or in the aggregate, reasonably be expected to delay or impair Seller’s ability to consummate the Contemplated Transactions.

4.4 No Conflicts. The execution and delivery by Seller of this Agreement and of the Transaction Documents to which it is a party, and the consummation of the Contemplated Transactions, does not and will not (a) result in a violation or breach of any provision of the Governing Documents of Seller, (b) result in a material violation or material breach of any provision of any Law or Order applicable to Seller, or (c) require the Consent of any Person under, conflict with, result in a violation or breach of, constitute a default under or result in the acceleration of any Contract to which Seller is a party or by which Seller is bound or to which any of Seller’s properties or assets is subject, in each case of this clause (c) except where the violation, breach, conflict, default, acceleration or failure to give notice would not, individually or in the aggregate, reasonably be expected to prevent, delay or impair Seller’s ability to enter into this Agreement or consummate the Contemplated Transactions.

4.5 Litigation. There are no Legal Proceedings pending, threatened in writing, or, to the actual knowledge of any director or officer of Seller, otherwise threatened, against Seller or any of its Affiliates, nor is there any Order of any Governmental Authority, in each such case, that challenges the validity or enforceability of this Agreement or seeks to enjoin or prohibit consummation of, or any other material equitable relief with respect to, the Contemplated Transactions, or that would, individually or in the aggregate, reasonably be expected to prevent, delay or impair Seller’s ability to consummate the Contemplated Transactions.

4.6 Brokers or Finders. There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the Contemplated Transactions based on any arrangement or agreement made by or on behalf of Seller other than obligations to Genesis Capital, LLC.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller as follows:

5.1 Organization. Purchaser is duly organized, incorporated or formed, as the case may be, and is validly existing under the applicable Laws of its jurisdiction of organization, formation or incorporation, as applicable, has all requisite corporate or requisite limited liability company power and authority, as applicable, to carry on its business as now conducted and to own or lease and operate its properties and assets.

5.2 Power and Authority. Purchaser has all requisite corporate or limited liability company power and authority, as applicable, to execute and deliver this Agreement and the Transaction Documents to which it is a party, to carry out its obligations hereunder and under this Agreement and such Transaction Documents and to consummate the Contemplated Transactions. The execution and delivery by Purchaser of this Agreement and the Transaction Documents to which it is a party and the consummation of the Contemplated Transactions have been duly and validly authorized by Purchaser, and no other proceedings on the part of Purchaser are necessary to approve the Transaction Documents or to consummate the Contemplated Transactions. This Agreement has been duly and validly executed and delivered by Purchaser, and assuming the due authorization, execution and delivery by the other Parties, constitutes a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with the terms and conditions of this Agreement, subject to General Enforceability Exceptions.

5.3 Authorization of Governmental Authorities. No Consent, Order, Permit, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Purchaser in connection with the execution and delivery of this Agreement and the consummation of the Contemplated Transactions, except for such (a) filings as may be required under the HSR Act and (b) Consents, Permits, Orders, declarations, filings or notices that the failure to take or make, as the case may be, would not, individually or in the aggregate, have a Purchaser Material Adverse Effect.

5.4 No Conflicts. The execution and delivery by Purchaser of this Agreement and the Transaction Documents to which it is a party do not, and the consummation of the Contemplated Transactions, and performance by Purchaser of its obligations hereunder and thereunder, does not and will not (a) result in a violation or breach of any provision of the Governing Documents of Purchaser, (b) result in a material violation or material breach of any provision of any Law or Order applicable to Purchaser, or (c) require the Consent of any Person under, conflict with, result in a violation or breach of, constitute a default under or result in the acceleration of any Contract to which Purchaser is a party or by which Purchaser is bound or to which any of Purchaser’s properties or assets is subject, in each case except where the violation, breach, conflict, default, acceleration or failure to give notice would not, individually or in the aggregate, have a Purchaser Material Adverse Effect.

5.5 Litigation. There are no Legal Proceedings pending or, to the Knowledge of Purchaser, threatened, against Purchaser or any of its Affiliates, nor is there any Order of any Governmental Authority, in each such case, that challenges the validity or enforceability of this Agreement or seeks to enjoin or prohibit consummation of, or any other material equitable relief with respect to, the Contemplated Transactions, or that would, individually or in the aggregate, result in a Purchaser Material Adverse Effect.

5.6 Brokers or Finders. All negotiations relating to this Agreement and the Contemplated Transactions have been carried on without the intervention of any Person acting on behalf of Purchaser in such manner as to give rise to any valid claim against Seller or any Target Company for any brokerage or finder’s commission, fee, or similar compensation.

5.7 Investment Representations.

(a) Purchaser’s financial situation is such that Purchaser can afford to bear the economic risk of holding the Company Securities for an indefinite period of time, and Purchaser can afford to suffer the complete loss of Purchaser’s investment in the Company Securities.

(b) Purchaser’s knowledge and experience in financial and business matters are such that Purchaser is capable of evaluating the merits and risks of Purchaser’s investment in the Company Securities or Purchaser has been advised by a representative possessing such knowledge and experience.

(c) Purchaser understands that the Company Securities are a speculative investment that involves a high degree of risk of loss of the entire investment therein, that there will be substantial restrictions on the transferability of the Company Securities and that following the Closing there will be no public market for the Company Securities and that, accordingly, it may not be possible for Purchaser to sell or pledge the Company Securities, or any interest in the Company Securities, in case of emergency or otherwise.

(d) Purchaser and Purchaser’s Representatives have been given the opportunity to examine all documents provided by or on behalf of the Target Companies and to ask questions of, and to receive answers from the Company and its Representatives concerning the Company, the Company Securities, the terms and conditions of Purchaser’s acquisition of the Company Securities and related matters and to obtain all additional information that Purchaser or its Representatives deem necessary.

(e) Purchaser has made its own inquiry and investigation into, and based thereon has formed an independent judgment concerning, the Company Securities.

(f) Purchaser is an “accredited investor” as such term is defined in Regulation D promulgated under the Securities Act of 1933, as amended.

(g) Purchaser is acquiring the Company Securities for investment for Purchaser’s own account and does not have any plan or intention to sell, exchange, transfer or otherwise dispose of (including by way of gift) any of the Company Securities immediately after the acquisition thereof.

5.8 Available Funds. Purchaser has sufficient immediately available funds (including pursuant to available borrowings under existing credit facilities) to pay in full the amounts required to be paid hereunder at Closing, to pay all related fees and expenses in connection with this Agreement and the transactions contemplated hereby and to otherwise consummate the transactions contemplated hereby.

5.9 Solvency. Assuming the representations and warranties of Seller and the Target Companies contained in this Agreement are true and correct in all material respects, then immediately after giving effect to the Contemplated Transactions, Purchaser will continue to be Solvent.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Conduct of Business. During the period from the date of this Agreement until the Closing or the earlier termination of this Agreement pursuant to Article X (such period, the “Pre-Closing Period”), except as requested or consented to by Purchaser in writing (which consent shall not be unreasonably withheld, conditioned or delayed), as permitted by this Agreement or the other Transaction Documents, as required by Law, or as set forth on Schedule 6.1, Seller shall cause the Target Companies to:

(a) use commercially reasonable efforts to conduct their respective businesses in the ordinary course of business;

(b) use commercially reasonable efforts to preserve intact the Target Companies’ relationships with third parties in the ordinary course of business (including lessors, licensors, suppliers, distributors and customers); and

(c) not take any of the following actions:

(i) make any changes to any method of accounting or accounting practice of the Target Companies, including the Agreed Accounting Principles, except as disclosed in the notes to the Financial Statements as required by GAAP;

(ii) amend or change their Governing Documents;

(iii) (A) incur, assume or guarantee any Indebtedness in excess of $100,000, (B) enter into any “keep well” or other agreement to maintain any financial statement condition of another Person, or (C) mortgage, pledge or subject to any Encumbrance (other than Permitted Encumbrances) any property or asset of the Target Companies;

(iv) (A) make any declaration or payment of, or set aside funds for, any dividend or other distribution with respect to any of the Target Companies’ assets to Seller, or (B) adjust, split, combine, redeem, reclassify, repurchase or otherwise reacquire any equity securities of any Target Company, or any options, warrants, convertible securities or other similar rights exercisable therefor or convertible there-into;

(v) authorize for issuance, issue, sell, deliver, dispose of or pledge any Company Securities or other equity securities of the Target Companies, or any options, warrants, convertible securities or other rights exercisable therefor or convertible there-into, or enter into any Contracts of any character obligating the Target Companies to do any of the foregoing;

(vi) sell, lease, transfer, license, sublicense or otherwise dispose of any material assets or properties of the Target Companies, except for (A) any assets or properties of the Target Companies having an aggregate value of less than $100,000, (B) sales of products or inventory in the ordinary course of business or (C) any asset or property which is obsolete or non-functional;

(vii) (A) increase the compensation of any officer, manager or employee of the Target Companies with annual compensation in excess of $150,000, other than as provided for in any Employee Plan or in connection with ordinary course annual salary increases on the anniversary of such Employee’s employment not to exceed three percent (3%) or (B) enter into, amend or terminate any material employment, retention or change in control Contract with any Employee with annual compensation in excess of $150,000 (other than voluntary terminations of employment by any Employee);

(viii) establish, adopt, amend, modify or terminate any material Target Company Employee Plan or any other material Employee Plan that provides benefits to Employees of the Target Companies (except for the New Health & Welfare Plans to be established by the Company effective as of January 1, 2025);

(ix) acquire (A) by merger or consolidation with, or by purchase of a substantial portion of the assets, stock or other equity of, or by any other manner, any business or any Person or any division thereof, or (B) any assets which are material to the business of the Target Companies;

(x) adopt any plan of merger, consolidation, reorganization, liquidation or dissolution or file a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against any Target Company under any similar Law;

(xi) make any investment (by contribution to capital, property transfers, purchase of securities or otherwise) in, or make any loan or advance (other than travel and similar advances to its employees in the ordinary course of business) in, excess of $100,000 to any Person;

(xii) enter into, modify or terminate any labor or collective bargaining agreement of the Target Companies;

(xiii) compromise, pay, discharge, settle or satisfy any material Legal Proceedings;

(xiv) make, change, or revoke any material Tax election, settle, compromise or abandon any action, audit or examination in respect of any material Tax or Tax Return or any material Tax claim or assessment, file any amended Tax Return, enter into any closing or similar agreement with respect to Tax, adopt or change any material Tax accounting method or period, agree to (or request) an extension or waiver of a Tax statute of limitations period, fail to pay any material Tax when due and payable (including any estimated Tax payments), incur any material Tax Liability other than in the ordinary course of business, fail to timely file (taking into account valid extensions) any Tax Return required to be filed or prepare or file any Tax Return in a manner inconsistent with past practice or surrender any right to claim a material refund of Taxes, or take any action to change the classification of any Target Company (as a partnership, disregarded entity or corporation) for federal income Tax purposes;

(xv) (A) amend or modify in any material respect, or terminate (excluding any expiration in accordance with its terms), any Material Contract or Insurance Policy, or (B) enter into any Contract of a type that would be required to be listed on Section 3.15 of the Disclosure Schedules if such Contract was in effect on the date hereof;

(xvi) (A) change, in any material respect, the policies or practices of the Target Companies with regard to the extension of discounts or credits, collections of accounts receivable from customers, prepayment or payment from accounts, or (B) accelerate or delay collection of any notes or accounts receivable in advance of or beyond their regular due dates or the dates when the same would have been collected in the ordinary course of business;

(xvii) cancel any debts owed to or claims held by a Target Company having a value, individually or in the aggregate, in excess of $15,000;

(xviii) make or authorize any capital expenditures, series of related capital expenditures or enter into any Contract for capital expenditures, individually or in the aggregate, in excess of $75,000, except as expressly required pursuant to Contracts in effect as of the date hereof;

(xix) change in any material respect the policies or practices of the Target Companies with respect to the management, sourcing, storing or selling of their inventory; or

(xx) authorize, agree or commit to do any of the foregoing.

Notwithstanding the foregoing or anything else to the contrary in this Agreement, during the Pre-Closing Period none of the Target Companies shall be prohibited from (i) transferring any Cash held by it, whether by distribution, dividend or otherwise, to Seller, (ii) settling Indebtedness (including any prepayment thereof), or (iii) taking any action expressly permitted by this Agreement.

6.2 Regulatory Compliance.

(a) Each of the Parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate the Contemplated Transactions, including preparing and filing as promptly as practicable documentation to effect all necessary and appropriate filings and Consents from Governmental Authorities required under the Antitrust Laws and to lift any injunction or other legal bar to the consummation of the Contemplated Transactions as promptly as practicable. In furtherance and not in limitation of the foregoing, each of Purchaser, Seller and, where applicable, the Company, undertakes and agrees to (i) make, or cause to be made, an appropriate filing pursuant to the HSR Act with respect to the Contemplated Transactions as promptly as practicable (and in any event within five (5) Business Days) after the date of this Agreement, and to request early termination of the waiting period under the HSR Act, (ii) make, or cause to be made, all filings required of each of them or any of their respective Affiliates under any other Antitrust Laws with respect to the Contemplated Transactions as promptly as practicable after the date of this Agreement and (iii) supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act or other Antitrust Laws. Each Party shall be responsible for fifty percent (50%) of the filing fees under the HSR Act or other Antitrust Laws.

(b) Without limiting the generality of the foregoing, each Party shall cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry and shall promptly (i) furnish to the other Party such necessary information and reasonable assistance as the other Party may request in connection with the foregoing, (ii) inform the other Party of, and if in writing furnish the other Party with copies of (or, in the case of oral communications, advise the other Party of), any non-ministerial communication from any Governmental Authority regarding the Contemplated Transactions and (iii) provide counsel for the other Party with copies of all filings made by such Party, and all non-ministerial correspondence between such Party (and its advisors) with any Governmental Authority and any other non-ministerial information supplied by such Party or its Affiliates to a Governmental Authority or received from such a Governmental Authority in connection with the Contemplated Transactions; provided, however, that materials may be redacted as necessary to comply with contractual arrangements, to address good faith legal privilege or confidentiality concerns, and to comply with applicable Law. Each Party shall, subject to applicable Law, permit counsel for the other Party to review in advance, and consider in good faith the views of the other Party in connection with, any proposed written or oral communication to any Governmental Authority in connection with the Contemplated Transactions. Each Party agrees not to participate, or to permit its Affiliates to participate, in any substantive meeting or discussion, either in person or by telephone, with any Governmental Authority in connection with the Contemplated Transactions unless it consults with the other Party in advance and, to the extent not prohibited by such Governmental Authority, gives the other Party the opportunity to attend and participate. Any such provisions of information, rights to participate or consultations between the Parties may be made on a counsel-only or outside counsel-only basis.

(c) Without limiting the generality of the foregoing, each of the Parties hereto shall, and shall cause their respective Affiliates to, use their reasonable best efforts to avoid or eliminate each and every impediment under any Antitrust Law or other Law that may be asserted by any Governmental Authority or private party with respect to this Agreement so as to enable the Parties to close the Contemplated Transactions without challenge five (5) days prior to the Outside Date and to avoid any suit or proceeding, which would otherwise have the effect of preventing or delaying the Closing beyond the Outside Date (and, for the avoidance of doubt, so as to avoid an in-depth or second phase review by the relevant Governmental Authority). Notwithstanding the foregoing or anything in this Agreement to the contrary, in no event shall any Party to this Agreement or any of its respective Affiliates be obligated to (i) commit to take any action pursuant to this Section 6.2, the consummation of which is not conditioned on the consummation of the Closing, or (ii) in connection with the exercise of any reasonable best efforts under this Section 6.2 to resolve an impediment under the Antitrust Laws, (A) pay any material fees, expenses or other amounts to any Governmental Authority or any party to any Contract (excluding, for the avoidance of doubt, filing fees as provided in Section 6.2(a), and ordinary course fees and expenses of their respective attorneys and advisors), (B) commence or participate in any Legal Proceeding, or (C) dispose of any assets, incur any obligations or agree to any of the foregoing.

(d) Purchaser shall not, and shall cause each of its Affiliates not to, take any action which is intended to or that would reasonably be expected to adversely affect the ability of any of the Parties to obtain (in a timely manner) any necessary Consents of any Governmental Authority required for the Contemplated Transactions, from performing its covenants and agreements under this Agreement, or from consummating the Contemplated Transactions.

(e) Subject to applicable Law and except as required by any Governmental Authority, no Party to this Agreement shall, and each Party to this Agreement shall cause their respective Affiliates not to (i) agree to extend any waiting period under the HSR Act without the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed); provided, that Purchaser may refile under the HSR Act if in its good faith judgment it determines (after consulting in advance with the Company and in good faith taking the Company’s views into account) that the taking of such action would enhance the likelihood of obtaining termination or expiration of the HSR Act waiting period; (ii) enter into any agreement with any Governmental Authority not to consummate the Contemplated Transactions without the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned of delayed); or (iii) take any other action that would be reasonably likely to prevent or materially delay the receipt of any necessary Consents of any Governmental Authority.

6.3 Confidentiality.

(a) Purchaser acknowledges that the information provided to it in connection with this Agreement and the Contemplated Transactions is subject to the terms of the Confidentiality Agreement by and between the Company and Purchaser dated April 4, 2024 (the “Confidentiality Agreement”); which shall remain in effect during the Pre-Closing Period and shall terminate upon the earlier of (a) the Closing or (b) the termination date specified in the Confidentiality Agreement.

(b) For a period of ten (10) years from the Closing Date, Seller shall, and shall cause its Affiliates to, hold in confidence and not disclose any and all information that is proprietary, confidential or competitively sensitive to the extent relating to the business of the Target Companies (“Sensitive Business Information”); provided, that the foregoing obligation shall be perpetual to the extent that any information constitutes a trade secret under applicable Law; provided, further, that the foregoing obligation shall not apply to any information (i) that becomes available on a non-confidential basis to Seller or any of its Affiliates from and after the Closing from a third-party source that is not known by Seller or its applicable Affiliates to be under any obligations of confidentiality with respect to such information, or (ii) that is in the public domain or enters into the public domain through no fault of Seller, its Affiliates or any of their respective representatives. In the event that Seller or any of its Affiliates are required by Law or required pursuant to legal or regulatory process to disclose such Sensitive Business Information, Seller shall, to the extent legally permissible, use commercially reasonable efforts to avoid such disclosure and shall promptly notify Purchaser in writing of the requirement to provide such information so that Purchaser may seek, at Purchaser’s expense, equitable relief or other appropriate remedy to prevent disclosure of such information. If, notwithstanding the parties’ efforts in the immediately preceding sentence, Seller or its Affiliates is required to disclose such information, Seller and its Affiliates shall reasonably cooperate with Purchaser, at Purchaser’s expense, to preserve the confidentiality of such information. Notwithstanding the foregoing, the provisions of this Section 6.3(b) will not prohibit any retention of copies of records or any disclosure of Sensitive Business Information to the extent necessary to be included in a filing of Tax Returns of Seller or its Affiliates with any Governmental Authority; provided, that Seller shall remain bound by the confidentiality and non-disclosure obligations in this Section 6.3(b) with respect to any Sensitive Business Information retained after the Closing. Seller’s obligations of confidentiality, nondisclosure and non-use with respect to Sensitive Business Information required by this Section 6.3(b) shall not apply to Sensitive Business Information that Seller may need to use to enforce any of its rights or defend any claim brought in connection with this Agreement or any Transaction Documents.

6.4 Publicity. The Parties will, and will cause each of their respective Affiliates and Representatives to, maintain the confidentiality of this Agreement and the Contemplated Transactions and will not, and will cause each of their respective Affiliates not to, issue or cause the publication of any press release or other public announcement or disclosure with respect to this Agreement or the Contemplated Transactions without the prior written consent of Seller and Purchaser, which consent shall not be unreasonably withheld; provided, however, that (a) upon the Closing, Seller and Purchaser may release a joint (or separate) press release that is mutually agreed upon, and (b) this Section 6.4 shall not prohibit (i) any disclosure by a Party to the extent that such Party reasonably determines, after consultation with outside legal counsel, that such action is required by Law or by the rules of any applicable stock exchange, in which event such Party will use its commercially reasonable efforts to consult with Seller or Purchaser, as applicable, and allow reasonable time to comment on such disclosure, and to reasonably consider in good faith any such comments, in advance of such disclosure and (ii) any disclosure to any Representative of Purchaser, any Target Company or Seller who needs to know such information for the purpose of effectuating the Contemplated Transactions; provided, that such Representative has entered into a commercially reasonable confidentiality agreement (or is bound by commercially reasonable confidentiality obligations) with respect to any such information.

6.5 Employee Related Matters.

(a) All Employees of the Target Companies as of the day prior to the Closing Date shall remain employees of the Target Companies, as applicable, as of the day following the Closing Date. Purchaser will provide Employees with compensation and benefits that are equivalent, in the aggregate, to compensation and benefits provided to similarly situated employees of Purchaser. Purchaser, the Company and their respective Subsidiaries shall use commercially reasonable efforts to ensure that the applicable benefit plans treat the service of the Employees with the Target Companies attributable to any period before the Closing Date as service rendered to Purchaser, the Target Companies or any of their respective Subsidiaries, as applicable, for purposes of eligibility, vesting and level of benefits under Purchaser’s, the Target Companies’ or their Subsidiaries’ employee benefit plans, programs, policies, agreements and arrangements (other than equity or equity-based incentive, nonqualified retirement or deferred compensation, or defined benefit pension), except where credit would result in duplication of benefits. Without limiting the foregoing, to the extent that any Employee participates in any health or other group welfare benefit plan of Purchaser or any of its Subsidiaries (other than the Target Companies) following the Closing Date, (i) Purchaser or such Subsidiary shall use commercially reasonable efforts to ensure that any pre-existing conditions or limitations, eligibility waiting periods or required physical examinations under any health or similar welfare plan of such Person to be waived or satisfied with respect to the Employees and their eligible dependents, to the extent waived or satisfied under the corresponding Employee Plan in which the Employee participated immediately prior to the Closing Date, and (ii) Purchaser or such Subsidiary shall use commercially reasonable efforts to ensure that any deductibles, co-pays and maximum out-of-pocket payments by any such Employee under any of the Target Companies’ health plans in the plan year in which the Closing Date occurs shall be credited towards deductibles, co-pays and maximum out-of-pocket payments under the health plans of Purchaser and its Subsidiaries for the same plan year. With respect to all medical claims of Employees and their dependents incurred under the Employee Plans sponsored by Seller that are reported after the Closing, Seller shall retain all Liabilities relating to such claims; provided that for any such claims the Parties agree that any associated Liabilities shall be net of any available insurance coverage under the Company’s stop-loss insurance policy. Purchaser shall, and shall cause the Target Companies and its and their respective Subsidiaries to, recognize vacation days and paid time off previously accrued and reserved for by the Target Companies immediately prior to the Closing Date to the extent such accruals and reserves do not exceed Purchaser’s policies provided to similarly situated employees of Purchaser relative to vacation days and paid time off.

(b) Effective as of the Closing, the Company, its employees and dependents of its employees shall no longer participate in or benefit from The R. Randall Rollins Scholarship Program, an employee benefit program providing tuition aid to the dependents of employees of Subsidiaries and Affiliates of Seller (the “Scholarship Program”). At or prior to Closing, Seller shall cause any remaining scholarship amounts that were to be paid with respect to dependents of Company employees who are currently enrolled in the Scholarship Program to paid in a one-time grant to such Company employees (with such payment amounts to be included in Company employees’ taxable wages). The foregoing covenant shall survive for a period of three (3) years after the Closing Date, and any and all Indemnification Claims relating to, resulting from or arising out of such covenant shall be subject to the indemnification provisions set forth in Article IX.

(c) Effective as of the Closing Date, the Target Companies shall cease to be participating employers in the Employee Plans that are not Target Company Employee Plans; provided, that if the Closing Date occurs prior to the January 1, 2025 effective date of the New Health & Welfare Plans, Employees and their dependents shall, without Liability of Purchaser and the Target Companies, continue their participation in Employee Plans that are group welfare plans (including, without limitation, the LOR, Inc. Benefit Plan) and Code Section 125 plans sponsored by Seller through December 31, 2024 with the New Health & Welfare Plans becoming effective on January 1, 2025.

(d) Effective as of the Closing Date, Purchaser shall have established or designated a 401(k) plan sponsored by Purchaser or an Affiliate (the “Purchaser 401(k) Plan”) in which all Employees shall be permitted to participate on or as soon as administratively practicable following the Closing Date, in accordance with the terms of such plan. Seller and Purchaser shall take all steps necessary to permit each Employee who is eligible to receive an eligible rollover distribution (as defined in Section 402(c)(4) of the Code) from the Seller’s 401(k) plan, if any, to rollover such eligible rollover distribution in accordance with ERISA and the Code.

(e) Prior to the Closing Date, Seller shall (i) cause the Company to establish, effective as of January 1, 2025, Target Company Employee Plans that provide Employees (and their eligible dependents) with the same benefits provided to Employees (and their eligible dependents) under the LOR, Inc. Benefit Plan and the LOR, Inc. Code Section 125 plan prior to the Closing Date, including stop-loss insurance policies that cover claims incurred but not reported by Employees and their dependents under the LOR, Inc. Benefit Plan prior to January 1, 2025 (collectively, the “New Health & Welfare Plans”), and (ii) provide Purchaser at least five (5) days prior to the Closing Date (and shall use commercially reasonable efforts to provide Purchaser ten (10) days prior to the Closing Date), correct and complete copies of all New Health & Welfare Plans’ plan documents, summary plan descriptions, benefits summaries and booklets, forms of enrollment, and insurance policies (including stop-loss policies).

(f) Nothing contained in this Agreement shall obligate any Target Company or Purchaser to continue the employment of any Employee for any period of time after the Closing, and Section 6.5 shall not be construed to limit the ability of any Target Company or Purchaser to terminate the employment of any Employee following the Closing, in accordance with applicable Laws. Further, Section 6.5 shall be binding upon and inure solely to the benefit of the Parties, and nothing in Section 6.5, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever or be construed as an amendment, waiver, termination, or creation of any benefit or compensation plan, program, arrangement, or policy of any Target Company or Purchaser.

6.6 Director and Officer Indemnification and Insurance.

(a) Purchaser agrees that all rights to indemnification, advancement of expenses and exculpation by any Target Company existing as of the date of this Agreement in favor of each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Closing Date, an officer, director, manager, equity holder, employee or agent of any Target Company (each, together with such Person’s successors, heirs, executors or administrators, a “D&O Indemnified Person”), as provided in the Governing Documents or other indemnification or similar Contract of such Target Company, in each case as in effect on the date of such activities or otherwise in effect on the date of this Agreement, shall survive the Closing and shall continue in full force and effect in accordance with their respective terms for at least six (6) years after the Closing Date; provided, that in the event any claim or claims are asserted or made within such survival period, all such rights to indemnification in respect of such claim or claims shall continue until the final disposition thereof.

(b) At or prior to Closing, Seller shall obtain and cause the Company to purchase, at Seller’s sole expense, and Purchaser shall, and shall cause the Target Companies to, following the Closing, fully maintain an irrevocable “tail” insurance policy naming the D&O Indemnified Persons as direct beneficiaries with a claims period of at least six (6) years from the Closing Date from an insurance carrier with the same or better credit rating as the current insurance carrier of the Target Companies with respect to directors’ and officers’ liability insurance in an amount and scope on terms comparable to the existing policies of the Target Companies with respect to matters existing or occurring at or prior to the Closing Date (the “D&O Tail”). Purchaser shall not, and shall cause the Target Companies not to, cancel, change in any material respect, terminate or take any action to interfere with such D&O Tail insurance policy in any material respect.

(c) Subject to the expiration of the six (6) year period in Section 6.6(a) and Section 6.6(b), the obligations of Purchaser under this Section 6.6 shall not be terminated, amended or modified in such a manner as to adversely affect any D&O Indemnified Person to whom this Section 6.6 applies without the consent of such affected D&O Indemnified Person (it being expressly agreed that any D&O Indemnified Person to whom this Section 6.6 applies shall be a third party beneficiary of this Section 6.6, each of whom may enforce the provisions of this Section 6.6).

(d) In the event Purchaser, any Target Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving Person in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Purchaser or such Target Company, as the case may be, shall honor all of the obligations set forth in this Section 6.6.

6.7 Pre-Closing Period Access.

(a) During the Pre-Closing Period, upon reasonable notice, Seller and each Target Company shall provide to Purchaser and its Representatives reasonable access to the facilities, properties, key employees, books and records, and financial and operating data of the Target Companies, including the right to observe any regularly scheduled physical inventory counts (in a manner so as to not unreasonably interfere with the normal business operations of any Target Company); provided, that physical access to the facilities, properties and key employees of the Target Companies shall only be during normal business hours of the Target Companies and Purchaser shall not conduct or allow any physically instructive testing or sampling of, on or under any of such facilities or properties without Seller’s prior written consent. All of such information shall be treated as “Evaluation Material” (as defined in the Confidentiality Agreement) pursuant to the terms of the Confidentiality Agreement, subject to Section 6.2(a).

(b) Notwithstanding anything to the contrary set forth in this Agreement, during the Pre-Closing Period, neither Seller nor any of its Affiliates (including any of the other Target Companies) shall be required to disclose to Purchaser, its Affiliates or its or their respective Representatives any information (i) if doing so would violate any Law to which Seller or any Target Company or their respective Affiliates is a party or is subject or result in a breach of any fiduciary duty, (ii) if Seller has reasonably determined upon the advice of counsel that doing so could result in the loss of the ability to successfully assert attorney-client or work product privileges; provided, that Seller and its Affiliates (including the Target Companies) shall use commercially reasonable efforts to disclose such information or materials in a manner that does not jeopardize the applicable privilege, (iii) if any of the Target Companies or any of their respective Affiliates, on the one hand, and Purchaser or any of its Affiliates, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto or (iv) if doing so would violate any competition Law to which Seller or any of its Affiliates (including the Target Companies) is subject.

(c) During the Pre-Closing Period, none of Purchaser, its Affiliates or its or their respective Representatives may, without the prior written consent of Seller, which shall not be unreasonable withheld, conditioned or delayed, contact or communicate with any employees, contractors, customers, suppliers or other business relations of any of the Target Companies. Notwithstanding the foregoing, the immediately preceding sentence shall not prohibit or restrict Purchaser or its Affiliates in any manner from contacting, communicating with, pursuing or engaging any actual or potential customer, supplier, vendor or other business relations of Purchaser or any of its Affiliates in the ordinary course operation of their respective businesses consistent with past practices and in a manner that does not reference the Contemplated Transactions.

(d) Prior to Closing, Seller shall deliver to Purchaser an updated Section 3.17(g)(i) and Section 3.17(g)(ii) of the Disclosure Schedules to reflect true and correct information on such schedules as of the second (2nd) Business Day prior to the Closing Date.

6.8 Preservation of Records of Purchaser. In order to facilitate the resolution of any claims made against or incurred by any Target Company prior to the Closing, or for any other reasonable purpose, for a period of five (5) years after the Closing, Purchaser shall or shall cause its Subsidiaries (including the Target Companies) to:

(a) retain the books and records (including personnel files) of the Target Companies relating to periods prior to the Closing in a manner reasonably consistent with the current retention policies of the Target Companies which retention policies shall be in accordance with the retention policies for similar situated affiliate entities that are controlled by Applied Industrial Technologies, Inc.; provided, that any books and records related to Tax matters shall be retained until the expiration of the relevant statute of limitations;

(b) upon reasonable notice and at Seller’s expense, afford Seller and its Representatives reasonable access (including the right to make photocopies) during normal business hours to such books and records; and

(c) Notwithstanding the foregoing, Purchaser shall not be obligated to provide Seller or its Representatives with access to books or records pursuant to this Section 6.8 where such access would violate any Law.

6.9 Preservation of Records of Seller. In order to facilitate the resolution of any claims made by or against or incurred by Purchaser or the Target Companies after the Closing, or for any other reasonable business purpose, for a period of five (5) years following the Closing, Seller shall:

(a) retain the books and records of Seller which relate to the Target Companies and their operations for periods prior to the Closing; provided, that any books and records related to Tax matters shall be retained until the expiration of the relevant statute of limitations;

(b) upon reasonable notice and at Purchaser’s expense, afford Purchaser reasonable access (including the right to make photocopies) during normal business hours to such books and records; and

(c) Notwithstanding the foregoing, Seller shall not be obligated to provide Purchaser or its Representatives with access to books or records pursuant to this Section 6.9 where such access would violate any Law.

6.10 Further Assurances.

(a) Subject to Section 6.2 each Party shall, and shall cause their respective Affiliates and Representatives to, use its reasonable best efforts to (i) take all actions necessary or appropriate to consummate the Contemplated Transactions and (ii) cause the fulfillment at the earliest practicable date of all of the conditions to its respective obligations to consummate and make effective the Contemplated Transactions. As promptly as practicable after the date of this Agreement, the Target Companies shall give any notices to, and shall use commercially reasonable efforts to obtain any Consents from, the third parties set forth on Schedule 6.10(a); provided, that the Target Companies shall not be obligated to pay any consideration therefor to any third party from whom Consent or approval is requested.

(b) In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, each Party will take such further action (including the execution and delivery of such further instruments and documents) as the other Party reasonably may request to carry out the provisions hereof and give effect to the Contemplated Transactions.

6.11 Release.

(a) Effective for all purposes as of the Closing, except in the case of Fraud, Purchaser, its Affiliates (including the Target Companies) and their respective successors and assigns hereby unconditionally and irrevocably and forever releases and discharges Seller and each of its Affiliates, Subsidiaries, successors and assigns and any of their respective present or former directors, managers, officers, members, partners, equityholders, trustees, employees, agents, counsel or advisors (each, a “Seller Released Party”), of and from, and hereby unconditionally and irrevocably waive, any and all Liabilities whatsoever (whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued and whether due or to become due) arising directly or derivatively through any Target Company and that occurred, existed or was taken prior to Closing. Notwithstanding anything to the contrary in this Section 6.11(a), the provisions of this Section 6.11(a) and the releases contained herein shall (i) not release or discharge any Seller Released Party from its respective obligations and Liabilities arising under this Agreement or any Transaction Document, (ii) only relate to those claims arising from conduct occurring prior to the Closing or any agreement in effect prior to the Closing (other than any agreement entered into in order to effectuate this Agreement), and (iii) not release or discharge any claim that may not be released as a matter of applicable Law.

(b) Effective for all purposes as of the Closing, Seller, its Affiliates and their respective successors and assigns (collectively, the “Releasing Parties”) hereby unconditionally and irrevocably and forever releases and discharges Purchaser, the Target Companies and its and their respective Affiliates, and each of their respective successors and assigns, and any present or former directors, managers, officers, employees or agents of such Person (each, a “Released Party”), of and from, and hereby unconditionally and irrevocably waive, any and all claims, debts, losses, expenses, proceedings, covenants, liabilities, suits, judgments, damages, actions and causes of action, obligations, accounts, and liabilities of any kind or character whatsoever, known or unknown, suspected or unsuspected, in contract, direct or indirect, at law or in equity that such party ever had or now has against any Released Party, for or by reason of any matter, circumstance, event, action, inaction, omission, cause or thing whatsoever in respect of (x) his, her or its direct or indirect ownership interest in the Target Companies or any right to any Company Securities or other ownership interest in the Target Companies, issued or issuable or agreed to be issued by any Person prior to the Closing and (y) any obligation of Purchaser, the Target Companies or any of their respective Affiliates, to make any payment to such Releasing Party in respect of his, her or its Company Securities or his, her or its status as a manager, officer, employee, consultant or agent of either Target Company. Notwithstanding anything to the contrary in this Section 6.11(b), the provisions of this Section 6.11(b) and the releases contained herein shall (i) not release or discharge any Released Party from its respective obligations and Liabilities arising under this Agreement or any Transaction Document, (ii) only relate to those claims arising from conduct occurring on or before the Closing or any agreement in effect on or before the Closing (other than any agreement entered into in order to effectuate this Agreement), and (iii) not release or discharge any claim that may not be released as a matter of applicable Law.

(c) Each Releasing Party in clauses (a) and (b) above expressly waives all rights afforded by any statute which limits the effect of a release with respect to unknown claims. Each Party understands the significance of this release of unknown claims and waiver of statutory protection against a release of unknown claims, and acknowledge and agree that this waiver is essential and material consideration in exchange for the other Party’s entry into this Agreement. Each Party acknowledges that the other Party will be relying on the waiver and release provided in this Section 6.11 in connection with entering into this Agreement.

6.12 Exclusivity. During the period from the date of this Agreement through the Closing or the earlier termination of this Agreement pursuant to Article X, Seller and the Company shall not, and shall cause each Target Company and each of their respective directors, officers, employees, investment bankers and other representatives not to, directly or indirectly, (a) solicit, initiate or knowingly encourage the initiation of any Acquisition Proposal or any inquiries with respect to any Acquisition Proposal, (b) participate in any discussions or negotiations with any third party regarding, or furnish to any third party any information in connection with, any Acquisition Proposal, (c) approve, endorse or recommend and Acquisition Proposal, or (d) enter into any letter of intent or similar Contract contemplating any Acquisition Proposal. Without limitation to the foregoing, each of Seller and the Company shall, and shall cause each Target Company and each of their respective directors, officers, employees, investment bankers and other representatives to, immediately cease and cause to be terminated all existing discussions, negotiations and other communications with any third party conducted heretofore with respect to any Acquisition Proposal. For purposes of this Agreement, “Acquisition Proposal” means any inquiry, proposal or offer from any Person (other than Purchaser) relating to any (i) a sale of all or a material portion of the assets of any Target Company (other than assets sold in the ordinary course of business), (ii) a sale (including by merger or consolidation) of all or any portion of the equity securities of any Target Company, (iii) tender offer for, or direct or indirect acquisition (whether in a single transaction or a series of related transactions) of all or any portion of the equity securities of any Target Company, or (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving any Target Company; in each case, other than the transactions contemplated by this Agreement.

6.13 Non-Competition; Non-Solicitation.

(a) For a period of five (5) years from the Closing Date the (“Restricted Period”), without the prior written consent of Purchaser, Seller shall not and shall cause its Affiliates not to, directly or indirectly:

(i) enter into or engage in, or promote or assist (financially or otherwise) others in entering into or engaging in, the business of repairing and distributing hydraulic, pneumatic, measurement and instrumentation products in the field of motion control and automation and other related motion control and automation products (the “Competing Business”) in the United States (the “Territory”);

(ii) have an interest in any Person that engages, directly or indirectly, in the Competing Business in the Territory in any capacity, including as a partner, shareholder, member, employee, principal or consultant;

(iii) sell, or offer for sale, any products or services in competition with the Competing Business in the Territory; or

(iv) solicit, induce or encourage or attempt to solicit, induce or encourage any client, customer, supplier or other material business relationship of the Target Companies to reduce or terminate such Person’s relationship with Purchaser or its Affiliates (including the Target Companies after the Closing) in connection with the Competing Business.

Notwithstanding the foregoing provisions of this Section 6.13(a), nothing in this Agreement shall prohibit Seller, any of Seller’s Affiliates or any of their equityholders from acquiring, holding or owning, directly or indirectly, (a) less than five percent (5%) of the stock of a publicly held corporation whose stock is traded on a national securities exchange or in the over the counter market or of a Person registered under the Investment Company Act of 1940, as amended, or (b) any passive interest in a private investment fund or vehicle; provided, that (i) the foregoing clause (b) shall not apply if the primary purpose of such private investment fund or vehicle is providing capital to or investing in any Competing Business; and (ii) neither Seller nor any of Seller’s Affiliates shall directly or indirectly participate in the management or decision making of any portfolio company, business or other Person owned by such private investment fund or vehicle that engages in the Competing Business, including being a member of the board of directors/managers, participating in board of director/manager meetings, having board of director/manager observer rights or having any informational rights not provided to other investors.

(b) During the Restricted Period, Seller shall not and shall cause its Affiliates not to, directly or indirectly, solicit, induce, encourage or hire or attempt to solicit, induce, encourage or hire, any Employee to become an employee, consultant or contractor to or for any Person; provided that the foregoing shall not be deemed to restrict Seller or any of its Affiliates from soliciting or hiring any Person (i) whose employment is terminated more than six (6) months prior to the date of the first solicitation, or (ii) who responds to a general and public solicitation not specifically targeted at such employees (including by any bona fide search firm or employment agency that is not directed to solicit such employees).

(c) Seller acknowledges that a breach or threatened breach of this Section 6.13 would give rise to irreparable harm to Purchaser, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by Seller or its Affiliates of any such obligations, Purchaser shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

(d) Seller acknowledges that the restrictions contained in this Section 6.13 are reasonable and necessary to protect the legitimate interests of Purchaser and constitute a material inducement to Purchaser to enter into this Agreement and consummate the Contemplated Transactions. In the event that any covenant contained in this Section 6.13 should ever be adjudicated to exceed the time, geographic, product or service, or other limitations permitted by applicable Law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service, or other limitations permitted by applicable Law. The covenants contained in this Section 6.13 and each provision hereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

6.14 DDTC. Each of the Parties shall cooperate and take all appropriate action to (i) cause the Company to prepare and make any filings required to be made to the Directorate of Defense Trade Controls (“DDTC”) of the U.S. State Department under the ITAR, including any filing required to be made to DDTC under 22 C.F.R. § 122 .4(a) of the ITAR, which shall be made no later than five (5) days after the Closing Date; and (ii) to submit any requests to amend or novate licenses or other authorizations issued by DDTC, BIS, or other Governmental Authorities in respect of Trade Control Laws that may be necessary as a consequence of the Closing.

6.15 R&W Insurance Policy. On or prior to the date hereof, Purchaser will obtain a “buyer-side” representations and warranties insurance policy with respect to this Agreement (the “R&W Insurance Policy”) and shall cause the R&W Insurance Policy to be in effect at the Closing. Except as expressly set forth in Section 9.6(b)(ii) with respect to the retention, all costs and expenses associated therewith shall be borne solely by Purchaser. Seller shall, and shall cause the Target Companies to, reasonably cooperate with Purchaser to satisfy any conditions to the effectiveness of the R&W Insurance Policy. The R&W Insurance Policy shall provide that (a) the insurer(s) thereunder shall have no, and shall waive any rights of, subrogation as against Seller (other than in the case of Fraud), (b) Seller is a third party beneficiary of that waiver and (c) the insured and insurer(s) shall not be permitted to amend the R&W Insurance Policy with respect to the subrogation provisions without the consent of Seller.

ARTICLE VII

CONDITIONS TO CLOSING

7.1 Conditions to Obligations of Each Party. The respective obligation of each Party to effect the Contemplated Transactions is subject to the satisfaction or waiver in writing by the Parties (if permitted under applicable Law) at or prior to the Closing of the following conditions:

(a) Orders. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins, makes illegal or otherwise prohibits the Contemplated Transactions; provided, however, that the Parties shall use efforts described in Section 6.2 to have any such Order vacated or lifted.

(b) Laws and Legal Proceedings. No Law shall have been enacted or promulgated by any Governmental Authority which prevents, prohibits, restrains or makes illegal, the consummation of the Contemplated Transactions, and no Legal Proceeding shall be pending that would reasonably be likely to enjoin, restrain, condition, make illegal or otherwise prohibit the Contemplated Transactions.

(c) HSR Approval. The applicable waiting periods under the HSR Act (including any extensions thereof) shall have expired or been terminated and all Consents and filings as required under any other Antitrust Laws of the jurisdictions set forth on Section 7.1(c) of the Disclosure Schedules shall have been obtained or any applicable waiting period thereunder shall have expired or terminated.

7.2 Conditions to Obligations of Purchaser. The obligations of Purchaser to effect the Contemplated Transactions are further subject to the satisfaction of the following conditions (any or all of which may be waived in whole or in part by Purchaser in writing, to the extent permitted by applicable Law) at or prior to Closing:

(a) Representations and Warranties. (i) The Fundamental Representations shall be true and correct in all but de minimis respects on and as of the date hereof and on and as of the Closing Date, as though made on and as of such date (except to the extent such Fundamental Representations speak as of a specific date, in which case such Fundamental Representations shall be so true and correct in all but de minimis respects as of such specific date), and (ii) the other representations and warranties set forth in Article III and Article IV shall be true and correct (without giving effect to any “material,” “materially,” “Material Adverse Effect” or similar qualifiers therein) as of the date hereof and on and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties speak as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date), except, in the case of this clause (ii), where the failure of such representations and warranties to be true and correct would not have, individually or in the aggregate, a Material Adverse Effect.

(b) Performance of Covenants and Agreements. Seller shall have performed or complied or caused to be performed in all material respects all covenants and agreements that are required to be performed by it under this Agreement at or prior to the Closing.

(c) Officer’s Certificate. Purchaser shall have received a certificate of Seller, dated as of the Closing Date, stating that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

(d) No Material Adverse Effect. Since the date hereof, no Material Adverse Effect shall have occurred, nor shall any event or events have occurred that, individually or in the aggregate, with or without the lapse of time, could reasonably be expected to result in a Material Adverse Effect.

(e) EBITDA Threshold. The Target Companies shall reasonably be expected to achieve a minimum consolidated Adjusted EBITDA of $30,000,000 for the 2024 fiscal year.

(f) Other Closing Deliverables. At or prior to the Closing, Seller shall deliver, or cause to be delivered, to Purchaser the deliverables as specified in Section 2.2(a).

If the Closing occurs, all closing conditions set forth in this Section 7.2 which have not been fully satisfied as of the Closing shall be deemed to have been waived by Purchaser.

7.3 Conditions to Obligations of Seller . The obligations of Seller to effect the Contemplated Transactions are further subject to the satisfaction of the following conditions (any or all of which may be waived in whole or in part by Seller in writing) at or prior to Closing:

(a) Representations and Warranties. (i) The Purchaser Fundamental Representations shall be true and correct in all but de minimis respects on and as of the date hereof and on and as of the Closing Date, as though made on and as of such date (except to the extent such Purchaser Fundamental Representations speak as of a specific date, in which case such Purchaser Fundamental Representations shall be so true and correct in all but de minimis respects as of such specific date), and (ii) the other representations and warranties set forth in Article V shall be true and correct in all respects (without giving effect to any “material,” “materially,” “Material Adverse Effect” or similar qualifiers therein) on and as of the date hereof and on and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties speak as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date), except, in the case of this clause (ii), where the failure of such representations and warranties to be true and correct would not have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b) Performance of Covenants and Agreements. Purchaser shall have performed or caused to be performed in all material respects all covenants and agreements required to be performed by it under this Agreement at or prior to the Closing.

(c) Officer’s Certificate. Seller shall have received a certificate of Purchaser, dated as of the Closing Date, stating that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

(d) Other Closing Deliverables. At or prior to the Closing, Purchaser shall deliver, or cause to be delivered, to Seller the deliverables as specified in Section 2.2(b).

7.4 Frustration of Closing Conditions. No Party may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such Party’s breach of this Agreement, including failure to use reasonable best efforts to cause the Closing to occur, as required by and subject to Section 6.10.

ARTICLE VIII

CERTAIN TAX MATTERS

8.1 Tax Matters.

(a) Transfer Taxes. Notwithstanding anything herein to the contrary, all transfer, documentary, sales, use, stamp, registration and other similar Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the Contemplated Transactions will be paid one half by Seller and one half by Purchaser, when due. The Party required by applicable Law will file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges and, if required by applicable Law, the other Party will join in the execution of any such Tax Returns and other documentation.

(b) Preparation of Tax Returns. Purchaser shall prepare and file, or cause to be prepared and filed, all Tax Returns of the Target Companies that are required to be filed after the Closing Date; provided, that if any such Tax Return relates to income Taxes for a Pre-Closing Tax Period (including, for the avoidance of doubt, any Straddle Period), such income Tax Return shall be prepared and in a manner consistent with past practice of the Target Companies, unless otherwise required under applicable Law. At least thirty (30) days prior to filing any income Tax Return prepared by Purchaser pursuant to this Section 8.1(b) that relates to a Pre-Closing Tax Period (including, for the avoidance of doubt, any Straddle Period), Purchaser shall provide a draft of such income Tax Return to Seller for review and comment. Purchaser shall incorporate all reasonable changes suggested by Seller to any such income Tax Return, and Purchaser shall timely file or cause the applicable Target Company to timely file (taking into account all extensions properly obtained) with the applicable Taxing Authority each such income Tax Return as prepared by Purchaser pursuant to this Section 8.1(b). With respect to each such income Tax Return to be prepared by Purchaser pursuant to this Section 8.1(b), to the extent “more likely than not” deductible (or deductible at a higher confidence level) under applicable Law, each of Purchaser and the Target Companies agrees to report any Transaction Tax Deductions as being deductible for income Tax purposes on or before the Closing Date in a taxable period (or portion thereof) ending on or prior to the Closing Date.

(c) Cooperation. Seller and Purchaser shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of any Tax Returns for the Target Companies, the filing and prosecution of any Tax claims, and any audit, litigation or other proceeding with respect to Taxes of the Target Companies. Such cooperation shall include making employees available on a mutually convenient basis during normal business hours to provide assistance in the preparation of Tax Returns and additional information and explanation of any material provided hereunder.

(d) Post-Closing Tax Actions. Except as explicitly contemplated by this Agreement or to the extent otherwise required by applicable Law, without the prior written consent of Seller, not to be unreasonably withheld, conditioned or delayed, Purchaser will not, and will not cause or permit the Target Companies to take, any of the following actions with respect to Taxes or Tax Returns in each case for any Pre-Closing Tax Period to the extent such action could reasonably be expected to increase the liability of Seller for Taxes: (i) file, or cause to be filed, any restatement or amendment of, modification to, or claim for refund relating to, any income Tax Return of a Target Company for any Pre-Closing Tax Period, (ii) make or change any income Tax election with respect to a Target Company for any Pre-Closing Tax Period, (iii) extend or waive any statute of limitations with respect to Taxes or Tax Returns of a Target Company for a Pre-Closing Tax Period, (iv) file income Tax Returns for a Target Company for a Pre-Closing Tax Period in a jurisdiction in which such Target Company has not historically filed income Tax Returns, or (v) take any action after the Closing on the Closing Date outside the ordinary course of business and not contemplated by this Agreement.

(e) [Reserved]

(f) Intended Tax Treatment; Closing Consideration Allocation. The Parties agree that, for federal (and, where applicable, state and local) income Tax purposes, the purchase and sale of the Company Securities pursuant to this Agreement shall be treated as a sale by Seller of the assets of the Target Companies, subject to the liabilities of the Target Companies, to Purchaser in exchange for the Closing Consideration (plus any amounts treated as purchase price for Tax purposes) in a transaction governed by Section 1001 of the Code (collectively, the “Intended Tax Treatment”). The Parties further agree that the Closing Consideration (plus any amounts treated as purchase price for Tax purposes), as adjusted pursuant to Section 2.5, shall be allocated among the assets of the Target Companies in accordance with Schedule 8.1(f) (the “Closing Consideration Allocation”). The Closing Consideration Allocation shall be binding on the Parties, and the Parties agree not to take (or permit any of their Affiliates to take) any position for Tax purposes (on IRS Form 8594 or otherwise) that is inconsistent with such Closing Consideration Allocation unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code. In any action, arbitration, audit, hearing, investigation, litigation, suit or other proceeding related to the determination of any Tax, neither Purchaser nor any Target Company shall contend or represent that such allocation is not a correct allocation.

(g) Audits of Tax Returns. Purchaser shall promptly notify Seller upon the receipt of any notice, or becoming aware, of any audit or other similar examination with respect to income Taxes of a Target Company for any Pre-Closing Tax Period (including, for the avoidance of doubt, any Straddle Period) (a “Tax Contest”); provided, that no failure or delay of Purchaser in providing such notice shall reduce or otherwise affect the obligations of Seller pursuant to this Agreement, except to the extent that Seller is materially prejudiced as a result of such failure or delay. Seller shall control the conduct of any Tax Contest to the extent relating to income Taxes for any Pre-Closing Tax Period; provided, that: (i) Purchaser shall have the right to participate in any such Tax Contest at its sole cost and expense, (ii) Seller will provide Purchaser with any correspondence to or from a Governmental Authority, and (iii) Seller shall not settle any such Tax Contest without Purchaser’s written consent, not to be unreasonably withheld, conditioned or delayed.

(h) Apportionment of Taxes. For purposes of this Agreement, in the case of any Straddle Period, (i) the amount of any Taxes of a Target Company based on or measured by income or receipts, sales or use, employment, or withholding for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which a Target Company holds a beneficial interest shall be deemed to terminate at such time) and (ii) the amount of other Taxes of a Target Company for a Straddle Period for the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the Straddle Period prior to and including the Closing Date and the denominator of which is the number of days in such Straddle Period.

ARTICLE IX

INDEMNIFICATION

9.1 Survival of Representations, Warranties and Covenants. The Parties, intending to modify any applicable statute of limitations, agree that none of the representations, warranties, covenants or agreements contained in this Agreement (including any representations or warranties contained in any certificates delivered pursuant hereto) will survive the Closing; provided, that, notwithstanding the foregoing, (a) the Fundamental Representations and Purchaser Fundamental Representations shall survive the Closing and shall remain in full force and effect until the shorter of (i) the expiration date of the applicable statute of limitations period (plus 30 days thereafter) and (ii) the date which is the six (6) year anniversary of the Closing Date, and (b) any covenant or agreement contained in this Agreement that by its terms is required to be performed in whole or in part after the Closing shall survive the Closing until the shorter of (x) the expiration date of the applicable statute of limitations period (plus 30 days thereafter) and (y) the period explicitly specified herein; provided, further, that, any claims for Losses arising out of or related to the (A) matter set forth in item 2 on Section 9.2(c) of the Disclosure Schedules shall survive the Closing until the three (3) year anniversary of the Closing Date, and (B) matter set forth in item 3 on Section 9.2(c) of the Disclosure Schedules shall survive the Closing until June 2, 2026. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching Party to the breaching Party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of the applicable survival period and such claims shall survive until finally resolved. Except for (1) the Fundamental Representations and Purchaser Fundamental Representations, as applicable, and (2) the covenants that survive Closing in accordance with clause (b) above, none of Purchaser, the Target Companies, Seller nor any of their respective Affiliates, nor any of their respective successors and permitted assigns, heirs, officers, employees, directors, managers, members, partners, equityholders or Representatives, will have any Liability whatsoever, except in the case of Fraud, with respect to any representations, warranties, covenants or agreements contained in this Agreement.

9.2 Indemnification by Seller. Subject to Section 9.5, from and after the Closing, Purchaser and its Affiliates and their respective officers, managers, directors, employees, equityholders, agents and representatives (collectively, the “Purchaser Indemnified Parties”) shall be held harmless and entitled to indemnification from Seller for any and all Losses arising out of or related to:

(a) any breach of or inaccuracy in any Fundamental Representation (with all such Fundamental Representations, being interpreted without giving effect to any qualifications or limitations as to “material,” “materiality” or “Material Adverse Effect” both for purposes of determining the existence of any breach of or inaccuracy in any representation or warranty and for purposes of calculating Losses with respect thereto);

(b) any breach by Seller of any covenant or agreement of Seller contained in this Agreement, other than covenants or agreements of Seller to be performed as of or prior to the Closing; or

(c) the items set forth on Section 9.2(c) of the Disclosure Schedules.

9.3 Indemnification by Purchaser. Subject to Section 9.5, from and after the Closing, Seller and its Affiliates (other than the Target Companies) and their respective officers, managers, directors, employees, equityholders, agents and representatives shall be held harmless and entitled to indemnification from Purchaser for any and all Losses arising out of or related to:

(a) any breach of or inaccuracy in any Purchaser Fundamental Representation (with all such Purchaser Fundamental Representations being interpreted without giving effect to any qualifications or limitations as to “material,” “materiality” or “Material Adverse Effect” both for purposes of determining the existence of any breach of or inaccuracy in any representation or warranty and for purposes of calculating Losses with respect thereto); or

(b) any breach by Purchaser of any covenant or agreement of Purchaser contained in this Agreement, other than covenants or agreements of Purchaser to be performed as of or prior to the Closing.

9.4 Indemnification Claim Procedures.

(a) If any Legal Proceeding or other claim, dispute or proceeding (“Action”) is commenced or threatened that may give rise to a claim (an “Indemnification Claim”) by any Person entitled to indemnification under this Agreement (each, an “Indemnified Party”), then such Indemnified Party shall promptly (i) notify such other party (the “Indemnitor”) and (ii) deliver to the Indemnitor a written notice (A) describing in reasonable detail the nature of the Action, (B) including a copy of all material papers served with respect to such Action, (C) including, to the extent then feasible, the Indemnified Party’s best estimate of the amount of Losses that may arise from such Action, and (D) describing in reasonable detail the basis for the Indemnified Party’s request for indemnification under this Agreement. Failure to notify the Indemnitor in accordance with this Section 9.4(a) will not relieve the Indemnitor of any liability that it may have to the Indemnified Party, except to the extent the defense of such Action is actually and materially prejudiced by the Indemnified Party’s failure to give such notice.

(b) With respect to any Indemnification Claim relating to any Action brought by a Person who is not a party to this Agreement (or an Affiliate thereof) (a “Third Party Claim”), an Indemnitor may elect, by giving written notice to the Indemnified Party within thirty (30) days of the Indemnitor’s receipt of an Indemnification Claim with respect to such Third Party Claim, to assume and thereafter conduct the defense of such Third Party Claim, at the Indemnitor’s expense and with counsel of the Indemnitor’s choice, and to settle or compromise any such Action, unless (i) a conflict of interest exists between the Indemnitor and the Indemnified Party that cannot be resolved through informed consent and waiver, (ii) the Third Party Claim is a criminal Action or regulatory enforcement action by a Governmental Authority, (iii) such Indemnitor fails to conduct the defense of such proceeding actively and diligently, or (iv) if the Indemnitor is Seller, the Third Party Claim is covered by the R&W Insurance Policy and the insurer under such policy assumes control of the defense of such Third Party Claim. With respect to any Action which the Indemnitor has elected to assume and control in accordance with the immediately preceding sentence, each Indemnified Party shall reasonably cooperate in good faith with the conduct of such defense by the Indemnitor and the settlement of such Action by the Indemnitor; provided, however, that the Indemnitor will not approve of the entry of any judgment or enter into any settlement or compromise with respect to such Action without the Indemnified Party’s prior written approval (which must not be unreasonably withheld or delayed), unless the terms of such settlement provide for (i) the payment by the Indemnitor of money as sole relief for the claimant, (ii) a full, general and unconditional release of the Indemnified Party and its Affiliates, and their respective representatives and successors and assigns, from all claims and liabilities arising out of or relating to such Action, and (iii) no finding or admission of any violation of Law or the rights of any Person. If the Indemnitor does not, within thirty (30) days after receipt of an Indemnification Claim with respect to a Third Party Claim, elect to assume and control the defense of such Third Party Claim and thereafter promptly assume such defense each in accordance with this Section 9.4(b), then the Indemnified Party may conduct the defense of such Action; provided, however, that (A) the Indemnified Party will not agree to the entry of any judgment or enter into any settlement or compromise with respect to such Action without the prior written consent of the Indemnitor (which consent shall not be unreasonably withheld, conditioned or delayed) unless such settlement or compromise (i) does not require any action or undertaking on the part of the Indemnitor, (ii) provides for a full, general and unconditional release by the plaintiff(s) of the Indemnitor and its Affiliates and their respective representatives successors and assigns, from all claims and liabilities arising out of or relating to such Action, and (iii) involves no finding or admission of any violation of Law or the rights of any Person.

(c) If the Indemnified Party desires to participate in any such defense or settlement which the Indemnitor has elected to defend in accordance with Section 9.4(b), the Indemnified Party may participate at the Indemnified Party’s sole cost and expense. If the Indemnitor is unable to assume the defense of a Third Party Claim due to the restrictions set forth in Section 9.4(b), then the Indemnitor may nonetheless participate at the Indemnitor’s sole cost and expense.

9.5 Limitations on Indemnification Liability. Notwithstanding any provision of this Agreement to the contrary, any claims an Indemnified Party makes under this Article IX will be limited as follows, except in the case of Fraud:

(a) the maximum aggregate amount of Losses for which the Purchaser Indemnified Parties shall be entitled to indemnification pursuant to this Article IX shall not exceed the Final Closing Consideration;

(b) the maximum aggregate amount of Losses for which the Seller Indemnified Parties shall be entitled to indemnification pursuant to this Article IX shall not exceed the Final Closing Consideration;

(c) the maximum aggregate amount of Losses for which the Seller Indemnified Parties shall be entitled to indemnification pursuant to item 4 on Section 9.2(c) of the Disclosure Schedules shall not exceed $330,000; and

(d) the maximum aggregate amount of Losses for which the Seller Indemnified Parties shall be entitled to indemnification pursuant to item 5 on Section 9.2(c) of the Disclosure Schedules shall not exceed $500,000;

(e) the maximum aggregate amount of Losses for which the Seller Indemnified Parties shall be entitled to indemnification pursuant to item 7 on Section 9.2(c) of the Disclosure Schedules shall not exceed $250,000; and

(f) Seller shall control the defense of the matters set forth in item 1 and item 2 on Section 9.2(c) of the Disclosure Schedules in each case in accordance with the provisions of Section 9.4(b) as if each such matter was a Third Party Claim.

9.6 Indemnification Claims Process.

(a) For the avoidance of doubt and notwithstanding anything in this Agreement to the contrary, except in the case of Fraud or the Fundamental Representations, recovery against the R&W Insurance Policy shall serve as the sole and exclusive source of indemnification from which the Purchaser Indemnified Parties may recover any and all Losses arising out of or related to any breach of or inaccuracy in any representations or warranties contained in Article III and Article IV of this Agreement and in any Transaction Document and neither Seller nor any of Seller’s Affiliates shall have any Liability whatsoever to the Purchaser Indemnified Parties in respect of any such Losses.

(b) From and after the Closing, other than in the case of Fraud, all claims for Losses made by any Purchaser Indemnified Party pursuant to Section 9.2(a) shall be paid and satisfied solely as follows and in the following order: (i) first, by making a claim for recovery under the R&W Insurance Policy; and (ii) second, only after Purchaser has exercised commercially reasonable efforts to pursue any available claims and recover applicable Losses under the R&W Insurance Policy, to the extent such Losses are not fully paid or satisfied from the R&W Insurance Policy for any reason (including coverage not being available, the deductible not being met, the coverage limit being exceeded or coverage being denied) by Seller via wire transfer of immediately available funds.

(c) From and after the Closing, any Losses that are recoverable by any Purchaser Indemnified Party pursuant to Section 9.2(b) or Section 9.2(c), as applicable, shall be paid and satisfied by Seller via wire transfer of immediately available funds.

(d) Subject to the order of recovery provisions in Section 9.6 and the other limitations set forth in this Article IX, once a Loss that is a Party’s responsibility is agreed to by the Indemnitor or finally adjudicated to be payable pursuant to this Article IX, the Indemnitor shall satisfy its obligations within ten (10) Business Days of such agreement or final, non-appealable adjudication by wire transfer of immediately available funds.

9.7 Other Limitations.

(a) The obligation of Seller to indemnify the Purchaser Indemnified Parties for Losses under Section 9.2 shall be reduced by (i) the amount of any indemnification payment or other contribution actually received by the Purchaser Indemnified Parties from any third party in respect of such Losses, and (ii) the amount of any proceeds actually received by the Purchaser Indemnified Parties from any third party insurer (including, but not limited to, under the R&W Insurance Policy) with respect to such Losses in each case of clauses (i) and (ii), net of any deductibles, the present value of all increases or adjustments to insurance premiums directly arising from such insurance claim or other reasonable costs and expenses incurred by such Purchaser Indemnified Parties in procuring such recovery. If any insurance or other recovery proceeds are actually received by any Purchaser Indemnified Parties with respect to any Losses for which any such Purchaser Indemnified Party has already been indemnified pursuant to this Article IX, then a refund equal to the amount of such Losses previously paid by Seller to the Purchaser Indemnified Parties shall be made promptly to Seller net of reasonable and documented out-of-pocket costs and expenses (including direct collection expenses, any retention amounts and the present value of all increases or adjustments to insurance premiums directly arising from such insurance claim) incurred by the Purchaser Indemnified Parties.

(b) Purchaser shall, and shall cause the Purchaser Indemnified Parties to, use commercially reasonably efforts to seek recovery under all insurance policies (including the R&W Insurance Policy) with respect to all Losses to which any Purchaser Indemnified Party makes a claim for indemnification under this Article IX.

(c) Notwithstanding anything herein to the contrary, in no event shall any Purchaser Indemnified Party be entitled to indemnification, reimbursement or other recovery for any amount to the extent any Purchaser Indemnified Party has already been indemnified or reimbursed for or has already recovered such amount under any other provisions of this Agreement.

(d) Notwithstanding the fact that any Indemnified Party may have the right to assert claims for indemnification under or in respect of more than one provision of this Agreement in respect of any fact, event, condition or circumstance, no Indemnified Party shall be entitled to recover the amount of any Loss suffered by such Indemnified Party more than once, regardless of whether such Loss may be as a result of a breach of more than one representation, warranty, obligation or covenant or otherwise. In addition, any liability for indemnification hereunder shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability, or a breach of more than one representation, warranty, covenant or agreement, as applicable.

(e) Notwithstanding any provision herein to the contrary, Purchaser, on behalf of itself and the other Purchaser Indemnified Parties, acknowledges and agrees that the limitations provided herein on Seller’s indemnification obligations shall continue to apply even if (i) the R&W Insurance Policy is revoked, cancelled, modified or expires (and even if the R&W Insurance Policy is not issued) or (ii) all amounts permitted to be recovered against the R&W Insurance Policy have been recovered.

9.8 Certain Losses. Notwithstanding any other provision of this Agreement to the contrary, any Indemnification Claim and corresponding Losses shall not include exemplary or punitive damages, except to the extent that any such Losses are required to be paid to a third party pursuant to a Third Party Claim.

9.9 Indemnification Sole and Exclusive Remedy. Each Party acknowledges and agrees that the sole and exclusive remedy with respect to any and all Indemnification Claims and Actions relating to, resulting from or arising out of this Agreement and the Contemplated Transactions from and after the Closing shall be pursuant to the indemnification provisions set forth in this Article IX. Notwithstanding the foregoing, nothing in this Section 9.9 shall (a) limit Seller’s or Purchaser’s right to seek specific performance pursuant to Section 11.15, (b) limit a claim for Fraud brought against any Party or (c) any remedies available to Purchaser Indemnified Parties under the R&W Insurance Policy.

9.10 Tax Treatment. All amounts paid with respect to Indemnification Claims under this Agreement shall be treated by the parties hereto for all Tax purposes as adjustments to the Closing Consideration to the extent permitted by applicable Law, and shall be reported as such by the parties hereto on their Tax Returns.

ARTICLE X

TERMINATION

10.1 Termination Events. This Agreement may be terminated prior to the Closing only as follows:

(a) by mutual written consent of Seller and Purchaser;

(b) by either Purchaser or Seller if a (i) final, nonappealable Order permanently enjoining, restraining or otherwise prohibiting the Contemplated Transactions has been issued by a Governmental Authority of competent jurisdiction (it being agreed that, subject to Section 6.2, the Parties shall promptly appeal any adverse determination which is not nonappealable (and pursue such appeal with reasonable best efforts)), or (ii) any Law makes consummation of the Contemplated Transactions illegal or otherwise prohibited; provided, that the right to terminate this Agreement pursuant to subclause (i) of this Section 10.1(b) shall not be available to any Party whose failure to fulfill any obligation under this Agreement shall have been a material cause of, or resulted in, the occurrence of such Order;

(c) by Purchaser, if there has been a breach or failure to perform by Seller or the Company of any covenant, agreement, representation or warranty contained in this Agreement, or any representation or warranty of Seller or the Company shall have become inaccurate after the date hereof, which breach, inaccuracy or failure to perform would result in the failure to satisfy one or more of the conditions set forth in Section 7.1 or Section 7.2, and (i) such breach has not been waived by Purchaser in writing, (ii) Purchaser has provided written notice to Seller of such breach, and (iii) such breach has not been cured within the earlier of (A) fifteen (15) calendar days after Seller’s receipt of such written notice from Purchaser, and (B) the Outside Date; provided, that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 10.1(c) if Purchaser is then in violation or breach of any of its covenants, obligations, representations or warranties set forth in this Agreement in a manner that would give rise to a failure of any condition set forth in Section 7.1 or Section 7.3, as applicable, to be satisfied;

(d) by Seller, if there has been a breach or failure to perform by Purchaser of any covenant, agreement, representation or warranty contained in this Agreement, or any representation or warranty of Purchaser shall have become inaccurate after the date hereof, which breach, inaccuracy or failure to perform would result in the failure to satisfy one or more of the conditions set forth in Section 7.1 or Section 7.3, and (i) such breach has not been waived by Seller in writing, (ii) Seller has provided written notice to Purchaser of such breach, and (iii) such breach has not been cured within the earlier of (A) fifteen (15) calendar days after Purchaser’s receipt of such written notice from Seller, and (B) the Outside Date; provided, that Seller shall not have the right to terminate this Agreement pursuant to this Section 10.1(d) if Seller is then in violation or breach of any of its covenants, obligations, representations or warranties set forth in this Agreement in a manner that would give rise to a failure of any condition set forth in Section 7.1 or Section 7.2, as applicable, to be satisfied; or

(e) by either Seller or Purchaser upon written notice to the other Party if the Closing has not been consummated by 5:00 p.m. (Eastern Time) on the date that is one hundred twenty (120) days after the date of this Agreement (the “Outside Date”); provided, however, that neither Seller nor Purchaser shall be entitled to terminate this Agreement pursuant to this Section 10.1(e) if such Party is in breach of any of its representations, warranties, obligations or covenants under this Agreement and such breach has resulted in the failure of the Closing to occur prior to the Outside Date; provided, further, that if the conditions set forth in Section 7.1(c) have not been satisfied or waived (if permitted under applicable Law) on or prior to such date, but all other conditions set forth in Article VII have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing), then the Outside Date may be extended by written notice from the Party desiring to extend to all other Parties hereto to a date not to be beyond sixty (60) days after the Outside Date.

10.2 Procedure upon Termination. In the event of any termination of this Agreement pursuant to Section 10.1, written notice thereof shall forthwith be given to the other Parties, which written notice shall specify the provision or provisions hereof pursuant to which such termination is being effected.

10.3 Effect of Termination. If this Agreement is terminated pursuant to Section 10.1 and Section 10.2, this Agreement shall immediately become null and void, and all further obligations of the Parties under this Agreement after the date of such termination, will terminate, except for the Parties’ respective obligations under Section 6.4 (Publicity), this Section 10.3 (Effect of Termination), and Article XI (Miscellaneous), which will survive any termination of this Agreement; provided, however, that the Confidentiality Agreement will survive any termination of this Agreement in accordance with its terms; provided, further, that (a) nothing in this Section 10.3 shall relieve or release any Party from any liability or damages (i) pursuant to the sections specified in this Section 10.3 that survive such termination or (ii) for any willful and material breach of this Agreement by a Party occurring prior to such termination, and (b) nothing in this Section 10.3 shall impair the right of any Party to compel specific performance by the other Party of its obligations under this Agreement pursuant to Section 11.15. In any action to seek damages in connection with any willful and material breach of this Agreement by a Party, in addition to any other damages recoverable by the prevailing party, the prevailing party will also be entitled to recover all of its reasonable costs and expenses (including reasonable attorneys’ fees and expenses and court costs).

ARTICLE XI

MISCELLANEOUS

11.1 Defined Terms. For purposes hereof, the following terms, when used herein with initial capital letters, shall have the respective meanings set forth herein:

“Accounting Firm” has the meaning set forth in Section 2.5(c).

“Accrued Income Taxes” means, without duplication, an amount (which shall not be less than zero in any jurisdiction or with respect to any taxpaying entity) equal to the aggregate liability for income Taxes with respect to the Target Companies for all Pre-Closing Tax Periods ending after December 31, 2023, to the extent unpaid as of the Closing Date; provided, that for purposes of computing Accrued Income Taxes, (a) in the case of any Straddle Period, liability for Taxes shall be apportioned to the pre-Closing portion of such Straddle Period in accordance with Section 8.1(h), (b) the Transaction Tax Deductions shall be taken into account in the Pre-Closing Tax Periods to the extent allocable to the Pre-Closing Tax Periods under Section 8.1(b), (c) any estimated or prepaid Tax payments of the Target Companies made before the Closing Date shall be taken into account, in each case, solely to the extent the applicable Tax is in respect of which and in the same jurisdiction in which such estimated or prepaid Tax payment was made, (d) income Taxes for any taxable period resulting from deferred revenue, prepaid amounts or under Section 481 of the Code (or any corresponding or similar provision of applicable Law) as a result of a change in, or use of an improper, accounting method for income Tax purposes shall be included, and (e) excluding any liabilities for accruals or reserves established or required to be established under GAAP methodologies for contingent Taxes or with respect to an uncertain Tax position.

“Acquisition Proposal” has the meaning set forth in Section 6.12.

“Action” has the meaning set forth in Section 9.4(a).

“Active” means (a) when used to modify any reference to a Government Contract that is a Government Prime Contract or Government Subcontract, that final payment has not been made or contract close out has not occurred under such Government Prime Contract or Government Subcontract, and (b) when used to modify any reference to a Bid, that such Bid is still valid and outstanding.

“Adjusted EBITDA” means (a) net income for the relevant measurement period, plus (b) to the extent (but only to the extent) deducted in determining such net income, without duplication, (i) all interest expense for such period, (ii) all charges against net income for such period for federal, state and local income taxes, and (iii) all depreciation and amortization expense for such period, and minus (c) to the extent (but only to the extent) included in determining such net income all interest income during such period, (d) excluding the effects of (x) any management fees payable to Seller and (y) any Selling Expenses and (e) subject to the market rate lease adjustments set forth on Exhibit B attached hereto and adjustments for the application of ASC 842. Adjusted EBITDA shall be calculated and presented in the same manner, form and format as the illustrative example calculation of Adjusted EBITDA set forth on Exhibit B attached hereto.

“Adjustment Escrow Agreement” means the escrow agreement, dated as of the Closing Date, by and among Purchaser, Seller and the Escrow Agent, substantially in the form of Exhibit A attached hereto.

“Adjustment Escrow Amount” has the meaning set forth in Section 2.4(b).

“Adjustment Escrow Funds” means the funds held from time to time by the Escrow Agent pursuant to the Adjustment Escrow Agreement.

“Affiliate” of a Person means any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person. For purposes of this definition, “control,” when used with respect to any specified Person, means the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person whether through ownership of voting securities or by contract or otherwise, and the terms “controlling” and “controlled by” have meanings correlative to the foregoing.

“Agreed Accounting Principles” means GAAP, consistently applied using the accounting policies, methodologies, practices, and principles set forth on Schedule I.

“Agreement” has the meaning set forth in the Preamble.

“Anti-Corruption Laws” has the meaning set forth in Section 3.26(a).

“Antitrust Laws” means any United States or foreign Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, including the HSR Act.

“Bid” means any bid, proposal, offer or quotation made by a Target Company, or by a contractor team or joint venture in which a Target Company is participating, that, if accepted, would lead to a Government Prime Contract or a Government Subcontract.

“Business Day” means any day other than a Saturday, Sunday or day on which banks are permitted to close in New York, New York.

“Cash” means all cash and cash equivalents of the Target Companies on a consolidated basis, plus third party checks deposited or held in any Target Company’s accounts that have not yet cleared, but minus checks written by any Target Company but not cleared.

“CERCLA” means the United States Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., as amended.

“Closing” has the meaning set forth in Section 2.1.

“Closing Cash” means Cash calculated as of the Effective Time and in accordance with the Agreed Accounting Principles.

“Closing Consideration” means an aggregate cash amount equal to (a) $272,000,000 plus (b) the Closing Cash, plus (c) the Working Capital Surplus, if any, minus (d) the Working Capital Deficit, if any, minus (e) the Closing Indebtedness, minus (f) the Closing Selling Expenses, minus (g) the Adjustment Escrow Amount.

“Closing Consideration Allocation” has the meaning set forth in Section 8.1(f).

“Closing Date” has the meaning set forth in Section 2.1.

“Closing Indebtedness” means the Indebtedness of the Target Companies calculated as of the Effective Time and in accordance with the Agreed Accounting Principles.

“Closing Selling Expenses” means an amount equal to all Selling Expenses that have not been paid prior to the Closing, whether or not the Target Companies have been billed for such expenses.

“Closing Statement” has the meaning set forth in Section 2.5(a).

“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code, and any similar state Laws.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Company” has the meaning set forth in Recital A.

“Company Inventory” means any and all goods, products and packaging and other similar materials or inventories of the Target Companies.

“Company Securities” has the meaning set forth in Recital A.

“Competing Business” has the meaning set forth in Section 6.13(a)(i).

“Confidentiality Agreement” has the meaning set forth in Section 6.2(a).

“Consent” means any approval, consent, ratification, waiver, expiration of a waiting period, or other authorization from any Person.

“Contemplated Transactions” means the transactions contemplated by this Agreement.

“Contract” means any agreement, contract, bond, mortgage, instrument, note, loan, purchase order, letter of credit, indenture, security or pledge agreement, covenant not to compete, license, lease, commitment, promise or undertaking.

“D&O Indemnified Person” has the meaning set forth in Section 6.6(a).

“D&O Tail” has the meaning set forth in Section 6.6(b).

“Data Breach” shall mean any (a) security breach or breach of Protected Data under applicable Privacy Requirements or any unauthorized access, acquisition, use, disclosure, modification, deletion, or destruction of Protected Data or any of the Target Companies’ confidential or proprietary information; or (b) unauthorized interference with system operations or security safeguards of any Target Company’s IT Systems.

“DDTC” has the meaning set forth in Section 6.14.

“Disclosure Schedules” means the disclosure schedules prepared and delivered by Seller to Purchaser and dated as of the date of this Agreement.

“Downward Adjustment Amount” has the meaning set forth in Section 2.5(e).

“Effective Time” has the meaning set forth in Section 2.1.

“Employee” means any person who is a current part-time or full-time employee of the Target Companies.

“Employee Plans” has the meaning set forth in Section 3.11(a).

“Encumbrance” means any charge, claim, lien, encumbrance, pledge, security interest, deed of trust, mortgage, right-of-way, easement, encroachment, servitude or other transfer restriction.

“Environmental Claim” means any investigation, hearing, claim, action, suit or litigation by any Person alleging liability or potential liability (including liability or potential liability for enforcement, investigatory costs, cleanup costs, governmental response costs, property damage, personal injury, fines or penalties) under any Environmental Laws.

“Environmental Law” means all applicable Laws, rules or regulations promulgated thereunder and orders, consent orders, judgments, or rulings issued, promulgated or entered pursuant thereto, regarding pollution or protection of natural resources or the environment, or public or occupational health and safety including (a) laws regarding the emissions, discharges or Releases of Hazardous Materials into the environment and (b) laws relating to the identification, generation, manufacture, processing, distribution, use, treatment, storage, disposal, recovery, transport or other handling of Hazardous Materials. Environmental Laws shall include CERCLA, the Federal Water Pollution Control Act (33 U.S.C. § 1251 et seq.), the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., as amended, the Safe Drinking Water Act (21 U.S.C. § 349, 42 U.S.C. §§ 201, 300f), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.) or any other similar foreign, federal, state or local law of similar effect, each as amended.

“Environmental Permits” means all licenses, permits, authorizations, or consents from any Governmental Authority required under Environmental Laws for the operation of the Target Companies.

“ERISA” means the Employee Retirement Income Security Act of 1974 or any successor Law, and regulations and rules issued pursuant to that Act or any successor Law.

“Escrow Agent” means KeyBank National Association.

“Estimated Closing Cash” has the meaning set forth in Section 2.3.

“Estimated Closing Consideration” has the meaning set forth in Section 2.3.

“Estimated Closing Indebtedness” has the meaning set forth in Section 2.3.

“Estimated Closing Selling Expenses” has the meaning set forth in Section 2.3.

“Estimated Closing Statement” has the meaning set forth in Section 2.3.

“Ex-Im Laws” means all U.S. and non-U.S. Laws relating to export, reexport, transfer, retransfer, and import controls, including the U.S. Export Administration Regulations, the U.S. International Traffic in Arms Regulations (“ITAR”), the customs and import Laws administered by U.S. Customs and Border Protection, the Uyghur Forced Labor Prevention Act, and the EU Dual Use Regulation.

“FCPA” has the meaning set forth in Section 3.26(a).

“Federal Acquisition Regulation” (“FAR”) means the regulations governing Governmental Authority acquisitions at 48 C.F.R. Parts 1-53 and any Governmental Authority FAR supplemental clauses.

“Final Closing Consideration” has the meaning set forth in Section 2.5(c).

“Final Statement” has the meaning set forth in Section 2.5(c).

“Financial Statements” has the meaning set forth in Section 3.7.

“Fraud” means, with respect to any Party, actual and intentional fraud with respect to the making of representations and warranties contained in this Agreement; provided, that such actual and intentional fraud of such Party shall only be deemed to exist if (i) such Party makes a knowing and intentional misrepresentation of a material fact with the intent that the other Party rely on such fact, (ii) reliance by such other Party was reasonably justifiable and (iii) such action or inaction resulted in losses or damages to such other Party. For the avoidance of doubt, the definition of “Fraud” shall not include (i) constructive fraud or other similar fraud claims based on constructive knowledge or (ii) equitable fraud or any fraud claims based upon negligence or recklessness.

“Fundamental Representations” means the representations and warranties of (a) the Target Companies set forth in Section 3.1 (Organization), Section 3.2 (Power and Authority), Section 3.4(a) (No Conflicts of Governing Documents), Section 3.5 (Capitalization), Section 3.6(a) (Subsidiaries), and Section 3.28 (Brokers and Finders), and (b) Seller set forth in Section 4.1 (Organization), Section 4.2 (Power and Authority), Section 4.4(a) (No Conflicts of Governing Documents), and Section 4.6 (Brokers and Finders).

“GAAP” means United States generally accepted accounting principles and practices applied on a consistent basis.

“General Enforceability Exceptions” has the meaning set forth in Section 3.15(b).

“Governing Documents” means with respect to any particular entity, (a) if a corporation, the articles or certificate of incorporation and the bylaws (or similar organizational documents for any entity organized or existing in any non-U.S. jurisdiction), (b) if a limited partnership, the limited partnership agreement and the articles or certificate of limited partnership (or similar organizational documents for any entity organized or existing in any non-U.S. jurisdiction), (c) if a limited liability company, the articles of organization or certificate of formation and the limited liability company agreement or operating agreement (or similar organizational documents for any entity organized or existing in any non-U.S. jurisdiction), (d) if any other type of entity (including any non-U.S. entity), the formation or organizational documents and the governing documents, and (e) any amendment or supplement to any of the foregoing.

“Government Contract” means any Government Prime Contract or Government Subcontract.

“Government Prime Contract” means any prime contract, basic ordering agreement, letter contract, purchase order, delivery order, change order, arrangement or other commitment of any kind, on which final payment has not been made or contract close out has not occurred, between a Target Company and a Governmental Authority.

“Government Subcontract” means any subcontract, basic ordering agreement, letter subcontract, purchase order, delivery order, change order, arrangement or other commitment of any kind,

on which final payment has not been made or contract close out has not occurred, between a Target Company and any prime contractor to a Governmental Authority or any subcontractor at any tier with respect to a Government Prime Contract.

“Governmental Authority” means any domestic, supranational, federal, territorial, state, provincial, quasi-governmental or local governmental authority, or self-regulatory organization, arbitrator, tribunal, judicial body, commission, board, bureau, agency, court or instrumentality, or any regulatory, administrative body or other department, or agency, or any political or other subdivision, department or branch of any of the foregoing.

“Hazardous Materials” means any substance that is listed, defined, designated, regulated or classified as, or otherwise determined to be, hazardous, radioactive, infectious, reactive, corrosive, ignitable, flammable or toxic or a pollutant or a contaminant subject to regulation, control or remediation or for which standards of liability are imposed under any Environmental Law, including per- and polyfluoroalkyl substances.

“Health Care Reform Laws” means the Patient Protection and Affordable Care Act, Pub. L. No. 111-148, the Health Care and Education Reconciliation Act of 2010, Pub. L. No. 111-152, and all related regulations and guidance.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Illustrative Working Capital Calculation” means the sample calculation of Working Capital as set forth on Schedule I attached hereto.

“Indebtedness” means, without duplication, the sum of (a) all obligations of the Target Companies for borrowed money, (b) all obligations of any Target Company as lessee or lessees under leases that have been recorded as capital leases in accordance with GAAP (without giving effect to FASB Accounting Standards Update No. 2016-02, Leases, ASC Topic 842), (c) all obligations of the Target Companies under notes, bonds and debentures (excluding performance bonds), (d) all obligations, including associated broker account margin debt, under any interest rate or currency swap agreements or interest rate hedge agreements to which any Target Company is a party, (e) all obligations of the Target Companies to reimburse any Person in respect of amounts paid under banker’s acceptances or letters of credit (solely to the extent drawn and outstanding), (f) all obligations of the Target Companies for the deferred and unpaid purchase price of property or services (but excluding trade accounts payable arising in the ordinary course of business and included as a current liability in the calculation of Working Capital), (g) the deferred portion or installment of purchase price including any earn-outs, purchase price adjustments, escrows, holdbacks or similar payments, whether contingent or not in connection with the acquisition of any assets of the business of the Target Companies, (h) all customer deposits, (i) Accrued Income Taxes, (j) all accrued incentive compensation, (k) all accrued expenses related to the President’s Club Program, (l) all unused vacation that should be accrued in accordance with GAAP, (m) an amount equal to $680,000 and (n) all obligations of the type described in clause (a) and (c) above of any Person the payment of which is guaranteed by any Target Company, in each case together with any accrued but unpaid, or declared but unpaid, interest, prepayment penalties or fees related thereto. “Indebtedness” shall not include any amount otherwise included as a current liability in the calculation of Working Capital or as an item within Selling Expenses.

“Indemnification Claim” has the meaning set forth in Section 9.4(a).

“Indemnified Party” has the meaning set forth in Section 9.4(a).

“Indemnitor” has the meaning set forth in Section 9.4(a).

“Intellectual Property” means all Intellectual Property Rights owned by the Target Companies, including all rights of the Target Companies to sue or otherwise recover for any past, present or future infringement, misappropriation, dilution, or other violation thereof.

“Intellectual Property Rights” means all of the rights arising from or in respect of the following, whether protected, created or arising under the Laws of the United States or any foreign jurisdiction: (a) patents, provisional patents and utility models and applications therefor, any reissues, reexaminations, divisionals, continuations, continuations-in-part and extensions thereof, and equivalent or similar rights anywhere in the world in inventions and discoveries, including invention disclosures, invention certificates, and the like (collectively, “Patents”), (b) trademarks, service marks, trade names (whether registered or unregistered), service names, industrial designs, brand names, brand marks, trade dress rights, Internet domain names, identifying symbols, logos, emblems, signs or insignia and including all goodwill associated with the foregoing (collectively, “Marks”), (c) copyrights, whether registered or unregistered (including copyrights in computer software programs), mask work rights, database rights, works of authorship and other rights corresponding thereto (collectively, “Copyrights”), (d) trade secrets, and any other intellectual property rights in confidential and proprietary information, or non-public processes, designs, specifications, technology, know-how, techniques, formulas, inventions, concepts, discoveries, ideas and technical data and information, in each case excluding any rights in respect of any of the foregoing that comprise or are protected by Copyrights or Patents, and (e) all applications, registrations, renewals, extensions and permits related to any of the foregoing clauses (a) through (d).

“Intended Tax Treatment” has the meaning set forth in Section 8.1(f).

“Interim Financial Statements” has the meaning set forth in Section 3.7(a).

“IRS” means the United States Internal Revenue Service or any successor agency.

“IT Assets” has the meaning set forth in Section 3.18(e).

“IT Systems” means all software, computer hardware, servers, networks, platforms, peripherals, and similar or related items of automated, computerized, or other information technology (IT) networks and systems (including telecommunications networks and systems for voice, data, and video) owned, leased, licensed, or used (including through cloud-based or other third-party service providers) by any Target Company.

“Key Employees” means Lon Jennings, Galen Riddle and Parker Cook.

“Knowledge” means, (a) in the case of the Company, the actual knowledge of Lon Jennings, Galen Riddle, Parker Cook, and Yon Foumet, after due inquiry and, (b) in the case of Purchaser, the actual knowledge of Jeffery Jackson and Warren E. Hoffner, after due inquiry.

“Latest Balance Sheet” has the meaning set forth in Section 3.7(a).

“Law” means any federal, provincial, state, local, municipal, foreign, international, multinational or other law, statute, code, rule, regulation, ordinance, Order, decree or other legal requirement of any Governmental Authority.

“Leased Real Property” has the meaning set forth in Section 3.8(b).

“Legal Proceeding” means any action, arbitration, audit, hearing, investigation, litigation, suit, demand or proceeding (whether civil, criminal or administrative), at law or in equity, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority or arbitrator.

“Liability” means any direct or indirect liability, indebtedness, obligation, commitment, expense, claim, deficiency or guaranty of or by any Person of any type, whether known, unknown, accrued, absolute, contingent, matured or unmatured.

“Losses” means any and all damages, judgments, settlements, awards, assessments, penalties, costs, interest, charges, Liabilities, losses, obligations, claims of any kind or nature, fines and documented out-of-pocket costs and expenses (including reasonable fees and expenses of attorneys and experts).

“Material Adverse Effect” means any change, effect, event, fact, condition, development, circumstance or occurrence (each, an “Effect” and collectively “Effects”) that, individually or in the aggregate, has or would reasonably be expected to (a) be materially adverse to the business, financial condition or results of operations of the Target Companies, taken as a whole, or (b) prevent, materially impair, or materially delay Seller or the Company from consummating the Contemplated Transactions; provided, however, for the purposes of the foregoing clause (a) none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect: (i) the announcement in compliance with the terms of this Agreement or pendency or consummation of the Contemplated Transactions, (ii) any change in conditions generally affecting (A) any industry in which any Target Company participates, (B) the U.S. economy or any other economy where any Target Company conducts business, or (C) the capital, banking or financing markets in general or in the markets in which any Target Company operates or any geographical area in which any Target Company conducts its business, (iii) any “act of God” including weather, natural disasters and earthquakes, hostilities, acts of terror or acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions, (iv) any change in GAAP or any change in any applicable Laws or authoritative interpretations thereof, (v) any failure by any Target Company to meet any internal projections or forecasts (but not the underlying cause of such failure), (vi) any public health crisis or pandemic, (vii) any force majeure events, inducing any outbreaks, hurricanes, tornadoes, floods, earthquakes or other natural disasters, (viii) the performance by Seller of its obligations under this Agreement (other than as contemplated by Section 6.1) or any action by or at the request of Purchaser, and (ix) any Laws issued by a Governmental Authority providing for business closures, “sheltering-in-place”, “stay-at-home” or other restrictions that relate to, or arise out of, health conditions (including any public heath emergency, epidemic, pandemic, or disease outbreak) or any change in such Law, pronouncement, guideline or authoritative interpretation thereof, in each case arising after the date of this Agreement; provided, further, that any Effect described in clauses (ii), (iii), (iv) (but only with respect to any change in any applicable Laws), (vi), (vii) and (ix) above will not be precluded from being or having, or taken into account in determining whether there has been or will be, a “Material Adverse Effect” to the extent such Effects, individually or in the aggregate, disproportionately adversely impacts the Target Companies, taken as a whole, in comparison to other participants in the industries in which the Target Companies operate.

“Material Contracts” has the meaning set forth in Section 3.15(a).

“Material Permits” has the meaning set forth in Section 3.12(b).

“New Health and Welfare Plans” has the meaning set forth in Section 6.5(e).

“Objection Notice” has the meaning set forth in Section 2.5(b).

“Order” means any order, injunction, judgment, decree, ruling, assessment or arbitration award of any Governmental Authority or arbitrator.

“Outside Date” has the meaning set forth in Section 10.1(e).

“Party” or “Parties” has the meaning set forth in the Preamble.

“Payoff Letters” means duly executed letters or similar written confirmation from the Persons that are listed on Schedule 2.4(c), in form and substance reasonably satisfactory to Purchaser: (a) indicating the total amount required to be paid to fully satisfy the portion of the Closing Indebtedness (and the daily accrual thereafter) held by such Persons (the “Payoff Amount”) and the corresponding wire instructions for the payee thereof; (b) providing that upon receipt of the Payoff Amount, the agreements, notes and related instruments evidencing such Closing Indebtedness held by such Persons shall be terminated; (c) stating that all Encumbrances on the Target Companies securing such Closing Indebtedness shall be, upon the payment of the Payoff Amount, released and terminated; and (d) authorizing the Target Companies to file and/or deliver, as applicable, all necessary Uniform Commercial Code termination statements and mortgage releases upon payment of the Payoff Amount.

“PCI-DSS” means the Payment Card Industry Data Security Standard issued by the PCI Security Standards Council.

“Permits” means all licenses, permits, provider or supplier numbers, franchises, approvals, authorizations, certificates, registrations, easements, variances, exemptions, Consents or orders of, or filings with, any Governmental Authority.

“Permitted Encumbrances” means (a) statutory liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been made in accordance with GAAP; (b) mechanics’, carriers’, workers’, repairers’ and similar statutory liens not yet due and payable arising or incurred in the ordinary course of business; (c) zoning, entitlement, building and other land use regulations imposed by any Governmental Authority having jurisdiction over Leased Real Property which do not materially impair the occupancy or use of the real property for the purposes for which it is currently used in connection with the Target Companies’ business; and (d) covenants, conditions, restrictions, easements and other similar matters of record affecting title to the Leased Real Property which do not materially impair the occupancy or use of the Leased Real Property for the purposes for which it is currently used in connection with the business of the Target Companies.

“Person” means an individual, sole proprietorship, partnership, limited partnership, entity (including a professional entity), corporation (including a professional corporation, professional services corporation, or similar professional entity), limited liability company, business trust, joint stock corporation, estate, trust, unincorporated association (including a professional association), joint venture, Governmental Authority or other entity, of whatever nature.

“Personal Information” shall mean, to the extent regulated by Contract, Law or privacy policy applicable to any Target Company, any data that identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular individual or household, including any other data that constitutes personal information or personal data under any Contract, Law or privacy policy applicable to any Target Company.

“Post-Closing Tax Period” means any taxable period that begins after the Closing Date, and, in the case of any Straddle Period, the portion of any such Straddle Period that begins after the Closing Date.

“Pre-Closing Period” has the meaning set forth in Section 6.1.

“Pre-Closing Tax Period” means any taxable period that ends on or before the Closing Date, and, in the case of any Straddle Period, the portion of any such Straddle Period that ends on the Closing Date.

“Privacy Requirements” means to the extent applicable to any Target Company (a) any Laws regulating the processing of Protected Data including, without limitation, Section 5 of the Federal Trade Commission Act, all state Laws related to unfair or deceptive trade practices, state privacy laws, the Fair Credit Reporting Act (“FCRA”), the Controlling the Assault of Non-Solicited Pornography And Marketing Act of 2003 (“CAN-SPAM”), the Telephone Consumer Protection Act (“TCPA”), the Illinois Biometric Information Privacy Act (“BIPA”), all Laws related to faxes, telemarketing and text messaging, and all Laws related to breach notification, 201 CMR 17.00, et seq., NY SHIELD Act, and all Laws relating to the security or protection of Personal Information; (b) the PCI-DSS and any other privacy- or data security- related industry standards to which Company is legally or contractually bound or has publicly represented with which it complies; (c) all Contracts between any Target Company and any Person that are applicable to the processing of Protected Data; and (d) all policies and procedures applicable to any Target Company relating to the processing of Protected Data, including without limitation all website and mobile application privacy policies and internal information security procedures.

“Products” has the meaning set forth in Section 3.24(a).

“Projection Information” has the meaning set forth in Section 11.7.

“Protected Data” shall mean data regulated by the PCI-DSS, Personal Information and all data the Target Companies are required by Law, Contract or privacy policy to safeguard and/or keep confidential or private.

“Purchaser” has the meaning set forth in the Preamble.

“Purchaser Fundamental Representations” means the representations and warranties of Purchaser set forth in Section 5.1 (Organization), Section 5.2 (Power and Authority), Section 5.4(a) (No Conflicts of Governing Documents), and Section 5.6 (Brokers and Finders).

“Purchaser Indemnified Parties” has the meaning set forth in Section 9.2.

“Purchaser Material Adverse Effect” means any change, development, circumstance, effect, event, fact or occurrence that does, or would reasonably be expected to, materially prevent, materially delay or materially impair Purchaser’s ability to consummate the Contemplated Transactions.

“R&W Insurance Policy” has the meaning set forth in Section 6.15.

“Real Property Leases” has the meaning set forth in Section 3.8(b).

“Registered IP” has the meaning set forth in Section 3.18(a).

“Release” means any spilling, leaking, pumping, pouring, injecting, emitting, discharging, depositing, escaping, leaching, dumping or other releasing into the environment.

“Released Parties” has the meaning set forth in Section 6.11(b).

“Releasing Parties” has the meaning set forth in Section 6.11(b).

“Representative” means, with respect to any Person, any director, manager, member, limited or general partner, equityholder, officer, employee, agent, consultant, advisor or other representative of such Person, including outside legal counsel, accountants and financial advisors.

“Resolution Period” has the meaning set forth in Section 2.5(b).

“Restricted Period” has the meaning set forth in Section 6.13(a).

“Review Period” has the meaning set forth in Section 2.5(b).

“Sanctioned Country” means any country or region or government thereof that is, or has been at any time during the past five (5) years, the subject or target of comprehensive Sanctions or a comprehensive embargo under Trade Control Laws (including Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, and so-called Luhansk People’s Republic).

“Sanctioned Person” means any Person that is the subject or target of Sanctions or restrictions under Trade Control Laws including: (a) any Person listed on any U.S. or non-U.S. sanctions- or export-related restricted party list, including the U.S. Department of the Treasury Office of Foreign Assets Control’s (“OFAC”) List of Specially Designated Nationals and Blocked Persons, or any other sanctions- or export-related restricted party list maintained by OFAC, the U.S. Department of Commerce Bureau of Industry and Security (“BIS”), or the U.S. Department of State; (b) any Person located, organized, or resident in, or a national of, a Sanctioned Country; or (c) any Person that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clauses (a) or (b).

“Sanctions” means all U.S. and non-U.S. Laws relating to economic or trade sanctions, including the Laws administered or enforced by the United States (including by OFAC, BIS, or the U.S. Department of State), His Majesty’s Treasury of the United Kingdom, the European Union, and the United Nations Security Council.

“Scholarship Program” has the meaning set forth in Section 6.5(b).

“Seller” has the meaning set forth in the Preamble.

“Seller Indemnified Parties” has the meaning set forth in Section 9.3.

“Seller Released Party” has the meaning set forth in Section 6.11(a).

“Selling Expenses” means (i) the unpaid obligations of Seller and Target Companies for the out-of-pocket costs, fees and expenses incurred in connection with this Agreement and the consummation of the Contemplated Transactions, including, without limitation, all legal, consulting, investment banking, accounting and other expenses (including any success-based fees), (ii) the amount of any transaction-related bonuses, retention bonuses, stay bonuses, sales bonuses, change of control payments or other similar compensatory payments, in each case, payable by any Target Company as a result of consummation of the Contemplated Transactions and entered into before Closing and the employer’s share of payroll, social security, unemployment or similar Taxes associated therewith, (iii) fifty percent (50%) of any fees charged by the Escrow Agent, (iv) the costs of the D&O Tail, and (v) fifty percent (50%) of the fees associated with the filing of the notification under the HSR Act; provided, however, that Purchaser shall pay for (a) fifty percent (50%) of the fees associated with the filing of the notification under the HSR Act, (b) fifty percent (50%) of any fees charged by the Escrow Agent, and (c) except as expressly set forth in Section 9.6(b) (ii) with respect to the retention, all premiums and other costs related to the R&W Insurance Policy obtained in connection with this Agreement. Notwithstanding anything to the contrary herein, any amounts included in the calculation of Indebtedness or Working Capital shall not be included in the calculation of Selling Expenses.

“Selling Group” has the meaning set forth in Section 11.18.

“Sensitive Business Information” has the meaning set forth in Section 6.3(b).

“Solvent” means, with respect to any Person, that (i) the sum of the assets, at a fair valuation, of such Person and its Subsidiaries (on a consolidated basis) and of each of them (on a stand-alone basis) exceeds their respective liabilities, (ii) each of such Person and its Subsidiaries (on a consolidated basis) and each of them (on a stand-alone basis) has not incurred and does not intend to incur, and does not believe that it will incur, debts or other liabilities beyond its ability to pay such debts and other liabilities as such debts and other liabilities mature or become due and (iii) each of such Person and its Subsidiaries (on a consolidated basis) and each of them (on a stand-alone basis) has sufficient capital with which to conduct its business.

“Straddle Period” means any taxable period beginning on or before and ending after the Closing Date.

“Subsidiary” of any Person means any corporation, partnership, limited liability company or other legal entity in which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, fifty percent (50%) or more of the stock or other equity or ownership interests, the holder of which is generally entitled to elect a majority of the board of directors or other governing body of such legal entity.

“Target Companies” means, collectively, the Company and the Company Subsidiaries.

“Target Company Employee Plan” has the meaning set forth in Section 3.11(a).

“Tax” or “Taxes” means any federal, state, provincial, local or foreign income, gross receipts, license, payroll, employment-related, excise, goods and services, harmonized sales, severance, stamp, occupation, premium, windfall profits, environmental, customs, duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, land value, registration, value added, alternative or add-on minimum, estimated, or other charge in the nature of a tax (however denominated), imposed by a Tax Authority or Governmental Authority, including any interest, penalty, or additions to tax, whether disputed or not.

“Tax Authority” and “Taxing Authority” mean any U.S. or non-U.S. federal, national, state, provincial, county, or municipal or other local government, any subdivision, agency, commission, or authority thereof, or any quasi-governmental body exercising any taxing authority or any other authority exercising Tax regulatory authority.

“Tax Contest” has the meaning set forth in Section 8.1(g).

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement related to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Territory” has the meaning set forth in Section 6.13(a)(i).

“Third Party Claim” has the meaning set forth in Section 9.4(b).

“Trade Control Laws” has the meaning set forth in Section 3.26(b).

“Transaction Documents” means this Agreement and all other agreements, instruments and certificates contemplated hereby to which any Party or any Target Company is a party.

“Transaction Tax Deductions” means any and all Tax deductions arising in respect of or resulting from the Contemplated Transactions (including, to the extent applicable, without limitation, deductions for any bonus, severance or other compensatory expense or relating to any pay down or satisfaction of Indebtedness).

“Treasury Regulations” means the Treasury Regulations promulgated under the Code.

“Undisputed Portion” means the positive amount, if any, by which the entire Adjustment Escrow Funds (as of the date the Closing Statement is delivered pursuant to Section 2.5(a)) exceeds the portion of the Adjustment Escrow Funds that would be distributable to Purchaser pursuant to Section 2.5(e) if the Closing Statement were the Final Statement.

“Upward Adjustment Amount” has the meaning set forth in Section 2.5(f).

“Working Capital” means an amount equal to (a) the aggregate amount of all current assets (excluding any Cash and any income Tax assets or deferred Tax assets) of the Target Companies to the extent such current assets are included as line items in the Illustrative Working Capital Calculation, minus (b) the aggregate amount of all current liabilities (excluding any liabilities relating to income Tax assets or deferred Taxes, but including, for the avoidance of doubt, all current liabilities for non-income Taxes) of the Target Companies to the extent such current liabilities are included as line items in the Illustrative Working Capital Calculation, in each case as calculated on (i) a consolidated basis, (ii) as of the Effective Time and (iii) in accordance with the Agreed Accounting Principles. Notwithstanding anything to the contrary herein, any amounts included in the calculation of Indebtedness or Selling Expenses, as applicable, shall not be included in the calculation of Working Capital.

“Working Capital Deficit” means the amount by which the Working Capital is less than the Working Capital Target.

“Working Capital Surplus” means the amount by which the Working Capital is greater than the Working Capital Target.

“Working Capital Target” means Seventy-Six Million Dollars ($76,000,000).

“Year End Financial Statements” has the meaning set forth in Section 3.7(a).

11.2 Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given when (a) personally delivered, (b) one (1) Business Day after deposit with Federal Express or similar nationally recognized overnight courier service, (c) when sent by electronic mail, on the date of transmission to such recipient (and in the case of electronic mail, so long as the sender of such electronic transmission does not receive an automatic reply from the recipient’s email server indicating that such recipient did not receive such electronic transmission) or (d) three (3) Business Days after being mailed by certified or registered mail, return receipt requested. Notices, demands and communications to Purchaser or Seller shall be sent to the addresses indicated below (unless another address is specified in writing by such Party):

(i) if to Purchaser:

Applied Industrial Technologies, Inc.

One Applied Plaza

Cleveland, Ohio 44115

Attn.: Jon Ploetz, Vice President, General Counsel and Secretary

Email: jploetz@applied.com

with a copy (which shall not constitute notice) to:

Squire Patton Boggs (US) LLP

Key Tower, 127 Public Square

Cleveland, Ohio 44114

Attention: Cipriano Beredo, Esq. and Michael Trivisonno, Esq.

Email: cipriano.beredo@squirepb.com;

michael.trivisonno@squirepb.com

(ii) if to Seller:

LOR, Inc.

c/o RFA Management Company, LLC

1908 Cliff Valley Way NE

Atlanta, Georgia 30329

Attn: Callum Macgregor, General Counsel

Email: cmacgregor@rfallc.com

with a copy (which shall not constitute notice) to:

McDermott Will & Emery LLP

444 West Lake Street

Chicago, Illinois 60606

Attn: Eric Orsic

Email: eorsic@mwe.com

11.3 Titles; References. The titles, captions or headings of the Articles and Sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement. All references to dollars in this Agreement and the other Transaction Documents shall be deemed to refer to such amounts in United States Dollars and all references to days or months shall be deemed references to calendar days or months. Unless the context otherwise requires, any reference to a “Section,” “Exhibit,” or “Schedule” shall be deemed to refer to a section of this Agreement, exhibit to this Agreement, a schedule to this Agreement, or a section of the Disclosure Schedules, as applicable. Any reference to any federal, state, provincial, county, local or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. For all purposes of and under this Agreement, (a) the word “including” shall be deemed to be immediately followed by the words “without limitation”, (b) words (including defined terms) in the singular shall be deemed to include the plural and vice versa, (c) words of one gender shall be deemed to include the other gender as the context requires, (d) “or” is not exclusive, and (e) the terms “hereof,” “herein,” “hereto,” “herewith” and any other words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including the exhibits hereto and the Disclosure Schedules) and not to any particular term or provision of this Agreement, unless otherwise specified.

11.4 Made Available. The phrase “made available to Purchaser” or similar phrases as used in this Agreement shall mean that the subject documents were either delivered to Purchaser or its Representatives or posted to the online data room hosted at Intralinks DealCentre (the “Data Room”) maintained by Seller with respect to the Contemplated Transactions at least two (2) Business Days prior to the Closing Date. Seller shall deliver to Purchaser five (5) full electronic copies of the Data Room, as it exists as of the Closing, within two (2) Business Days following the Closing Date.

11.5 Entire Agreement; Mutual Drafting. This Agreement, including the Schedules, Exhibits, the Disclosure Schedules and the other agreements, documents and written understandings referred to herein or otherwise entered into or delivered by the Parties on the date of this Agreement (including the other Transaction Documents), together with the Confidentiality Agreement, constitute the entire agreement among the Parties and supersede all other prior covenants, agreements, undertakings, obligations, promises, arrangements, communications, representations and warranties, whether oral or written, by any Party or by any director, officer, employee, agent, Affiliate or Representative of any Party. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. In the event of any inconsistency between the statements in the body of this Agreement and those in the other Transaction Documents or Schedules and Annexes hereto and thereto, the statements in the body of this Agreement will control.

11.6 No Other Representations or Warranties.

(a) NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED HEREIN OR OTHERWISE: (I) THE REPRESENTATIONS AND WARRANTIES MADE BY SELLER SET FORTH IN ARTICLE III, ARTICLE IV AND IN THE CERTIFICATE DELIVERED PURSUANT TO SECTION 7.2(c) ARE AND SHALL CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES IN CONNECTION WITH THIS AGREEMENT AND THE CONTEMPLATED TRANSACTIONS AND (II) EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES REFERRED TO IN THE PRECEDING CLAUSE (I), NONE OF SELLER, ANY TARGET COMPANY OR ANY OTHER PERSON HAS MADE OR IS MAKING ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, STATUTORY OR OTHERWISE, OF ANY NATURE, INCLUDING WITH RESPECT TO ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY AS TO THE MERCHANTABILITY, QUALITY, QUANTITY, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF THE BUSINESS OR THE ASSETS OF THE TARGET COMPANIES OR THE COMPANY SECURITIES. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED HEREIN OR OTHERWISE, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE III, ARTICLE IV AND IN THE CERTIFICATE DELIVERED PURSUANT TO SECTION 7.2(c), ALL OTHER REPRESENTATIONS AND WARRANTIES, EXPRESS OR IMPLIED, STATUTORY OR OTHERWISE, OF ANY NATURE, INCLUDING WITH RESPECT TO ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY AS TO THE MERCHANTABILITY, QUALITY, QUANTITY,

SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF THE BUSINESS OR THE ASSETS OF THE TARGET COMPANIES OR THE COMPANY SECURITIES, ARE HEREBY EXPRESSLY DISCLAIMED. PURCHASER REPRESENTS, WARRANTS, COVENANTS AND AGREES, ON BEHALF OF ITSELF AND ITS AFFILIATES, THAT IN DETERMINING TO ENTER INTO AND CONSUMMATE THIS AGREEMENT AND THE CONTEMPLATED TRANSACTIONS, IT IS NOT RELYING UPON ANY REPRESENTATION OR WARRANTY MADE OR PURPORTEDLY MADE BY OR ON BEHALF OF ANY PERSON, OTHER THAN THOSE EXPRESSLY MADE BY SELLER AS SET FORTH IN ARTICLE III, ARTICLE IV AND IN THE CERTIFICATE DELIVERED PURSUANT TO SECTION 7.2(c).

(b) Without limiting the generality of the immediately preceding paragraph, it is understood and agreed by Purchaser, on behalf of itself and its Affiliates, that any cost estimate, projection or other prediction, any data, any financial information or any memoranda or offering materials or presentations, including any memoranda and materials provided by any of the Target Companies or Seller, or their respective Affiliates or Representatives, are not and shall not be deemed to be or to include representations or warranties, except to the extent explicitly set forth in Article III, Article IV or in any certificate delivered by Seller pursuant to Section 7.2(c) as a representation and warranty by (and only by) Seller.

11.7 Investigation; No Additional Representations. Purchaser acknowledges, covenants and agrees, on behalf of itself and its Affiliates, (a) that it has completed to its satisfaction its own due diligence investigation and, based thereon, formed its own independent judgment with respect to the Target Companies and the Company Securities, (b) that it has been furnished with or given full access to such documents and information about the Target Companies and their respective businesses and operations and the Company Securities as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement and the Contemplated Transactions, (c) that, in entering into this Agreement, it has relied solely upon its own investigation and analysis and the representations and warranties of Seller expressly contained in Article III, Article IV and in the certificates delivered pursuant to Section 7.2(c) and (d) that (i) no representation or warranty has been or is being made by any of the Target Companies, Seller or any other Person as to the accuracy or completeness of any of the information provided or made available to Purchaser or its Affiliates or any of its or their Representatives (other than the express representations and warranties of Seller contained in Article III, Article IV and in the certificates delivered pursuant to Section 7.2(c)) and (ii) there are uncertainties inherent in attempting to make estimates, projections, forecasts, plans, budgets and similar materials and information (the “Projection Information”), Purchaser is familiar with such uncertainties, Purchaser is taking responsibility for making its own evaluation of the adequacy and accuracy of any and all Projection Information that has been delivered or made available to it or any of its Representatives, and Purchaser shall not assert, and shall cause its Affiliates not to assert, any claims relating to any Projection Information against Seller, any of the Target Companies or any of their respective current or former direct or indirect equity holders, directors, officers, employees, partners, members, managers, agents or Affiliates (or any current or former direct or indirect equity holder, director, officer, employee, partner, member, manager, agent or Affiliate of any of the foregoing). Nothing in this Section 11.7 shall limit or prevent any Legal Proceedings by Purchaser in the case of Fraud by Seller or the Company.

11.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Party; provided, that no consent shall be required in connection with an assignment pursuant to Section 6.6(c) (provided, however, that any such assignment shall not relieve Purchaser of any liability or obligation in connection with this Agreement); provided, further, that Purchaser shall be entitled to assign this Agreement, or all or any part of its respective rights or obligations hereunder, to any one of more of its Affiliates without the prior written consent of any other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective, heirs, successors and permitted assigns. Any attempted assignment in violation of this Section 11.8 will be void. No assignment of any obligations hereunder shall relieve the assigning Party of any such obligations.

11.9 Amendment. This Agreement may not be amended or modified except in an instrument in writing signed by Seller and Purchaser.

11.10 Waiver. Except where a specific period for action or inaction is expressly provided herein, neither the failure nor any delay on the part of any Party in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement shall operate as a waiver thereof, nor shall any waiver on the part of any Party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any other or further exercise thereof or the exercise of any other such right, power or privilege. Any provision of this Agreement may be waived only by written instrument making reference to this Agreement and signed by the Party against which enforcement of any such waiver is sought. No action taken pursuant to this Agreement, including any investigation by or on behalf of any Party, shall be deemed to constitute a waiver by the Party taking such action of compliance with any representation, warranty, covenant or agreement contained herein,

11.11 Severability. The provisions of this Agreement and any Transaction Document shall be deemed severable and if any provision of this Agreement or any Transaction Document, as applicable, is found to be invalid, illegal or unenforceable by any Governmental Authority, such finding shall not affect the validity or enforceability of the other provisions hereof or thereof, which shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible, in an acceptable manner, in order that the Contemplated Transactions are consummated as originally contemplated to the greatest extent possible.

11.12 Governing Law. This Agreement (and any claim or controversy arising out of or relating to this Agreement) shall be governed by the Laws of the State of Delaware without regard to conflict of Law principles that would result in the application of any Law other than the Laws of the State of Delaware.

11.13 Waiver of Trial by Jury. EACH PARTY TO THIS AGREEMENT ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDINGDIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE OTHER TRANSACTION DOCUMENTS OR THE CONTEMPLATED TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY LEGAL PROCEEDING, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.13.

11.14 Consent to Jurisdiction. Each Party hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Chancery Court of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), in any action or proceeding arising out of or relating to this Agreement or the Contemplated Transactions or for recognition or enforcement of any judgment relating thereto, and each Party hereby irrevocably and unconditionally (a) agrees not to commence any such action or proceeding except in such courts, (b) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Chancery Court of the State of Delaware or any state appellate court therefrom, (c) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such Delaware Chancery or state appellate court, and (d) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Delaware Chancery or state appellate court. Each Party agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 11.2. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law.

11.15 Specific Performance. The Parties agree that irreparable harm would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement in accordance with their specific terms or otherwise breach such provisions, and that money damages or other legal remedies would not be an adequate remedy for any such harm. Accordingly, the Parties acknowledge and hereby covenant and agree that in the event of any breach or threatened breach of the covenants, agreements or obligations set forth in this Agreement, then in addition to any other remedy available at law or in equity, the non-breaching Party will be entitled to an injunction or injunctions, specific performance, and other equitable relief to prevent or restrain any breaches or threatened breaches of this Agreement, and to specifically enforce the terms and provisions of this Agreement to enforce compliance with the covenants, agreements and obligations under this Agreement. Each Party hereby covenants and agrees not to raise, and irrevocably waives, any objections to the availability of such relief that a remedy at law would be adequate and that a bond or other security shall be required.

11.16 Expenses. Except as otherwise provided herein, the Parties shall pay their own fees and expenses, including their own counsel fees, incurred in connection with this Agreement. Notwithstanding the foregoing, in the event of litigation with respect to this Agreement, the non-prevailing party shall reimburse the prevailing party for all costs and expenses, including reasonable and documented out-of-pocket attorneys’ fees and expenses, incurred by the prevailing party in connection with any such litigation, including any appeal therefrom.

11.17 Cumulative Remedies. Except as expressly provided otherwise in this Agreement, all rights and remedies of any Party are cumulative of each other and of every other right or remedy such Party may otherwise have at law or in equity, and the exercise of one or more rights or remedies shall not prejudice or impair the concurrent or subsequent exercise of other rights or remedies.

11.18 Waiver of Conflicts; Privilege. Each Party hereby agrees, on its own behalf and on behalf of its Affiliates, that, following the Closing, McDermott Will & Emery LLP may serve as counsel to Seller and its Affiliates (excluding the Target Companies) (collectively, the “Selling Group”) in connection with any matters related to this Agreement and the other Transaction Documents, the negotiation, execution or performance of this Agreement or the other Transaction Documents or the Contemplated Transactions, including any litigation, claim or dispute arising out of or relating to this Agreement or the other Transaction Documents, the negotiation, execution or performance of this Agreement or the other Transaction Documents or the Contemplated Transactions, notwithstanding any representation of the Target Companies by McDermott Will & Emery LLP prior to the Closing. Purchaser, on its own behalf and on behalf of its Affiliates (including the Target Companies from and after the Closing), hereby irrevocably (a) waives any claim any of them have or may have that McDermott Will & Emery LLP has or will have a conflict of interest or is or will be otherwise prohibited from engaging in such representation, and (b) agrees that, in the event that any dispute (including litigation) arises after the Closing between Purchaser or its Affiliates (including the Target Companies) on the one hand, and any member of the Selling Group, on the other hand, McDermott Will & Emery LLP may represent any or all of the members of the Selling Group in such dispute, even though the interests of such Person(s) may be directly adverse to Purchaser or its Affiliates (including the Target Companies) and even though McDermott Will & Emery LLP may have represented the Target Companies in a matter substantially related to such dispute. Purchaser, on its own behalf and on behalf of its Affiliates (including the Target Companies from and after the Closing), also further covenants and agrees that as to all communications between McDermott Will & Emery LLP and any of the Target Companies, any member of the Selling Group or any of their respective Affiliates or Representatives that relate to the negotiation, execution or performance of this Agreement, the other Transaction Documents or the Contemplated Transactions, the attorney-client privilege and the expectation of client confidence belongs and shall belong to the Selling Group and will not pass to or be claimed by Purchaser or its Affiliates (including the Target Companies from and after the Closing), and none of Purchaser or any of its Affiliates (including the Target Companies from and after the Closing) will request or access any such communications or use them in any way. In addition, from and after the Closing, all of the client files and records of or in the possession of McDermott Will & Emery LLP that relate to the negotiation, execution or performance of this Agreement, the other Transaction Documents or the Contemplated Transactions will continue to be property of the Selling Group. Notwithstanding the foregoing, in the event that after the Closing a dispute arises between Purchaser or any of its Affiliates (including the Target Companies from and after the Closing) and a party other than any member(s) of the Selling Group or any of their Affiliates, then Purchaser or any of its Affiliates may assert the attorney-client privilege to prevent disclosure of such confidential communications to such third party; provided, however, that Purchaser and any of its Affiliates (including the Target Companies from and after the Closing) may not waive such privilege without the prior written consent of Seller (which may be withheld, conditioned or delayed in the sole and unfettered discretion of Seller). This Section 11.18 shall not be terminated or modified without the prior written consent of McDermott Will & Emery LLP, it being expressly agreed that McDermott Will & Emery LLP is a third party beneficiary of this Section 11.18.

11.19 Non-Recourse. All claims, obligations, liabilities or causes of action that may be based upon, in respect of, arise out of or relate in any manner to this Agreement, or the negotiation, execution, or performance of this Agreement (including any representation or warranty made in connection with, or as an inducement to, this Agreement), may be made only against the entities that are expressly identified as parties hereto in the preamble to this Agreement. Except in the case of Fraud or to the extent a named party to this Agreement or any Transaction Document (and then only to the extent of the specific obligations undertaken by such named party in this Agreement or such Transaction Document, as applicable, and not otherwise), no past, present or future director, officer, employee, incorporator, member, partner, shareholder, Affiliate, agent, attorney, advisor or Representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or Liabilities of Seller or Purchaser under this Agreement or any Transaction Document, as applicable (whether for indemnification or otherwise), or of or for any claim based on, arising out of, or related to this Agreement, any Transaction Document or the Contemplated Transactions and each Party hereby waives any and all such claims.

11.20 No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, shall confer on any Person other than the Parties, and their respective successors and permitted assigns, any rights, remedies or Liabilities of any nature or kind under or by reason of this Agreement (including any third party beneficiary rights), except as set forth in Section 6.5(a), Section 6.6, Section 6.11 and Section 11.18.

11.21 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute but one and the same instrument. Counterpart signature pages to this Agreement may be delivered by facsimile or electronic delivery (i.e., by electronic mail of a PDF signature page or via DocuSign), and each such counterpart signature page shall constitute an original for all purposes.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above.

PURCHASER:

APPLIED INDUSTRIAL TECHNOLOGIES, INC.

By:	/s/ Jon S. Ploetz
Name:	Jon S. Ploetz
Title:	Vice President- General Counsel & Secretary

[SIGNATURE PAGE TO SECURITIES PURCHASE AGREEMENT]

SELLER:

LOR, INC.

By:	/s/ Wes Slagle
Name:	Wes Slagle
Title:	Secretary

[SIGNATURE PAGE TO SECURITIES PURCHASE AGREEMENT]

COMPANY:

HYDRADYNE, LLC

By:	/s/ Lon Jennings
Name:	Lon Jennings
Title:	Chief Executive Officer

[SIGNATURE PAGE TO SECURITIES PURCHASE AGREEMENT]